CHEMUNG FINANCIAL CORPORATION 2001 ANNUAL REPORT


REC'D S.E.C.
APR 2 2002
071


02029669


PROCESSED
APR 09 2002
THOMSON
FINANCIAL

"What lies behind us and what lies before us are but tiny matters compared with what lies within us."
— Ralph Waldo Emerson



At the Center of Your Community

ABOUT OUR REPORT

The only way that a person can make a difference is to be different: It takes someone who knows the value of what they have been given to understand what they have to give back. It is this sharing of talent, time and expertise that shapes good citizens into great leaders and good companies into committed corporate citizens.

Albert Einstein said: "The most important motive for work...and in life is pleasure in work, pleasure in its result, and the knowledge of the value of the result to the community."

Community involvement is a cornerstone of Chemung Financial Corporation's culture. Through the employees of Chemung Canal Trust Company and CFS Group, Inc., the corporation donated more than 19,000 volunteer hours in 2001, continuing a tradition begun generations ago. With these hours many times came funding: More than a half-million dollars last year was spread throughout our region in the form of charitable contributions and community sponsorships. These hours and dollars went to support programs as diverse as the Valley Youth Soccer Association to the Arts of the Southern Finger Lakes.

In this issue, we celebrate the spirit of community commitment. You will see images highlighting a few of the many Chemung Canal Trust Company volunteers. You will see the diversity of interests and talents that shine through to the next generation. You will see the good deeds that are reflected back onto the community. It is with this in mind, that, when we say that we are "At the Center of Your Community," we are making a commitment to honor our past, to engage the present and to enrich the future.

"I am of the opinion that my life belongs to the whole community; and, as I live, it is my privilege – my privilege – to do for it whatever I can. I want to be thoroughly used up when I die, for the harder I work the more I love. I rejoice in life for its own sake. Life is no brief candle to me; it is a sort of splendid torch which I've got ahold of for the moment and I want to make it burn as brightly as possible before handing it on to future generations."

— *George Bernard Shaw*

DIVIDEND INVESTMENT AND STOCK PURCHASE PLAN
Registered shareholders of Chemung Financial Corporation, through the Dividend Investment and Stock Purchase Plan, may invest their dividends or make voluntary cash payments quarterly to purchase additional stock of the Corporation. Shareholders not enrolled in the plan may receive a descriptive brochure and authorization card for the plan upon written request to the Corporation's Secretary at the following address:

Chemung Financial Corporation
Attn: Corporate Secretary
P.O. Box 1522
One Chemung Canal Plaza
Elmira, New York 14902-1522
www.chemungcanal.com

FORM 10-K ANNUAL REPORT
A copy of the Corporation's Form 10-K Annual Report is available without charge to shareholders after March 31, 2002, upon written request to the Corporation's Secretary at the address noted adjacent.

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Wednesday, May 15, 2002, at 7:00 p.m. in the Clemens Center.

Design: Jim Pryslak, Pryslak Design, Elmira, NY
Photography: Frank Borkowski, Foto Forum, Corning, NY
Painting on cover and page 8 by Thomas S. Buechner



MISSION

To ensure that Chemung Financial Corporation remains a strong and **independent** financial services organization; • to enhance the value of our **shareholders'** investment; • To develop and deliver quality financial services and maintain high standards of **business ethics and community leadership**; • To respond to the financial needs and wants of each economic level within the **communities** we serve; and • To provide a supportive and rewarding environment for our **employees**.

VISION

Quality relationships are our core competency, and will lead to Chemung Financial Corporation's becoming the premier financial services provider in our markets.

(in thousands, except per share data)

OPERATING RESULTS YEAR ENDED DECEMBER 31	2001	2000	% of Change
Net interest income	$ 27,430	25,923	5.81%
Provision for loan losses	1,100	750	46.67%
Non-interest income:			
Securities gains, net	491	216	127.31%
Trust & Investment Services income	4,537	4,799	-5.46%
Other operating income	5,180	5,017	3.25%
Other operating expense	24,052	22,456	7.11%
Net income	8,493	8,755	-2.99%
AT YEAR END:			
Assets	$ 725,072	676,237	7.22%
Loans, net of deferred fees and costs, and unearned income	423,755	394,572	7.40%
Allowance for loan losses	5,077	4,708	7.84%
Deposits	520,687	511,388	1.82%
Shareholders' equity	79,162	74,312	6.53%
Employees (full time equivalent)	315	308	2.27%
SHARE AND PER SHARE DATA:			
Net income	$ 2.10	2.14	-1.87%
Book value, at year end	19.66	18.18	8.14%
Tangible book value, at year end	18.55	16.94	9.50%
Dividends declared	0.90	0.86	4.65%
Shares outstanding (average)	4,051	4,094	-1.05%
RATIOS:			
Allowance to total loans	1.20%	1.19%	
Return on average assets	1.18%	1.31%	
Return on average Tier I Equity	12.49%	13.92%	
TRUST ASSETS UNDER ADMINISTRATION (Market Value)			
As Fiduciary	$ 927,937	1,033,619	-10.22%
As Custodian	446,681	485,225	-7.94%
	$1,374,618	1,518,844	-9.50%

MARKET PRICES OF CHEMUNG FINANCIAL CORPORATION STOCK DURING PAST THREE YEARS (DOLLARS)	2001	2000	1999
1st Quarter	19.25 – 20.50	18.00 – 24.50	26.50 – 29.00
2nd Quarter	19.05 – 23.65	19.00 – 21.50	24.00 – 27.00
3rd Quarter	22.80 – 29.00	19.13 – 20.50	24.00 – 26.00
4th Quarter	28.00 – 30.00	19.25 – 19.75	24.25 – 25.75

DIVIDENDS PAID PER COMMON SHARE BY CHEMUNG FINANCIAL CORPORATION DURING PAST THREE YEARS	2001	2000	1999
January 2	$ 0.220	0.210	0.170
April 2	0.220	0.210	0.170
July 2	0.220	0.210	0.190
October 1	0.230	0.220	0.190
	$ 0.890	0.850	0.720

As of December 31, 2001, there were 740 registered holders of record of the Corporation's stock. Chemung Financial Corporation common stock is inactively traded in the over-the-counter market.

The quarterly market price ranges for the Corporation's stock for the past three (3) years are based upon actual transactions as reported by brokerage firms which maintain a market or conduct trades in the Corporation's stock and other transactions known by the Corporation's management.

MESSAGE TO OUR SHAREHOLDERS

JAN P. UPDEGRAFF, PRESIDENT AND CHIEF EXECUTIVE OFFICER



At our Annual Shareholders' meeting held last May 10th, we announced a 10 percent share repurchase program to be conducted, subject to market conditions, over the succeeding two years. Our Board of Directors made its decision to launch this program, having determined that the value of our shares represented an outstanding investment opportunity. Since that announcement, we have reacquired 45,639 shares of our stock and have the ability to repurchase approximately 354,000 additional shares under this program. The Corporation's stock price increased from $19.50 at year-end 2000 to $29.25 on December 31, 2001.

I am pleased to report that net income for 2001 was $8.49 million or $2.10 earnings per share. This performance is slightly lower than the previous year's record results of $8.76 million in net income and $2.14 earnings per share. The primary reason for the decline in net profits in 2001 as compared to 2000 was a $550,000 ($332,000 after tax) loss related to our investment in a small business investment company, which experienced a significant loan loss in the fourth quarter of 2001.

In September, our Board of Directors approved a 4.5% increase in the quarterly dividend paid to our shareholders, the 22nd consecutive year in which the payout has advanced. This dividend performance reflects an abiding dedication to the philosophy that cash returns to our shareholders are an important reason to continue holding our shares as an investment that can provide a solid and growing return.

While our past performance has been strong, the future is where we understand our constituencies (shareholders, communities and employees) expect our focus to remain. During 2001, major capital investments were made in order to support our goal to retain and grow our client base. In order to achieve this goal, we must continue our success at obtaining and building lasting business relationships. At Chemung Canal Trust Company, this is what community banking is all about.

In May, during the 25th year of its operation, the renovation and expansion of our Elmira Heights office was completed. The people served by this office were fascinated and approving of the project as it progressed, even as it necessitated closing the office for several weeks. At the grand reopening, it was my pleasure to introduce the first client of the Elmira Heights office. She was extremely proud of her long relationship with Chemung Canal Trust Company.

During July, we celebrated the 50th anniversary of the first office in our branch delivery system. Located on Elmira's west side, we renovated the office for the occasion. The improvements included an introductory site for CFS Group, Inc., our new subsidiary of Chemung Financial Corporation chartered to offer non-traditional financial services. Rollout of its products began shortly thereafter with services provided to existing and new mutual fund clients. Early results from CFS Group, Inc., operations have exceeded expectations and point to a promising future of non-interest income growth.

Understanding that the financial services industry will continue to require our presence in advanced electronic banking, September saw us add web banking to our delivery channels. This rollout was followed in December by our new web portal, *CCTC2me*, which offers excellent customizable options for all clients. While the foreseeable future will certainly require our physical presence at the centers of communities we serve, the delivery channels of our industry are changing. In order to remain relevant and build necessary relationships with our clients, we will change progressively as well.

Since we believe that our future growth and prosperity will be driven by the quality of the relationships we have today and those we will forge in the years ahead, many of our resources will be employed in that direction. The most important of these resources is our personnel who from their hearts live this vision.



Jan P. Updegraff
President and
Chief Executive Officer

MILESTONES

Suzann Koehler (seated) and Denise Graham comprise the professional team at CFS Group, Inc. This new Chemung Financial Corporation subsidiary offers discount brokerage, investments, annuities and other financial services. Its offices are in Chemung Canal's Westside Branch (bottom photos), which celebrated its 50th anniversary last summer. Many former CCTC employees were on hand for the occasion. This office got a facelift before the anniversary celebration, and was joined in having a new look by the Elmira Heights Office (center photos), which also had an anniversary celebration — its 25th — in 2001. Marge Krejcar, Elmira Heights regional manager and Jan Updegraff, CCTC President/CEO, cut the ribbon held by Joe Prunier, a retired CCTC employee who is on the Town of Elmira Council, and Ron Allison, CCTC Community Relations Manager.




Celebration


Chemung Canal Trust Co


CHEMUNG CANAL
TRUST COMPANY
WESTSIDE OFFICE




At the Center of Your Community for 50 Years

Promotions



Elizabeth T. Dalrymple
Vice President and
Senior Trust Officer
Trust and Estate
Administration



Amy E. Irvine
Vice President
Retirement Services



Thomas J. Whitaker
Vice President
Finance Division



Michael A. Pragle
Vice President
Mortgage Department



Kimberly L. Lorson
Assistant Vice President
Human Resource
Management



Gordon S. Shafer
Assistant Vice President
Mortgage Department



Louis C. DiFabio
Assistant Vice President
Commercial Lending
Department



James F. Battersby
Assistant Vice President
Branch Manager
Waverly Office



Barbara A. Patton
Assistant Treasurer
Retirement Services



Joan M. Smith
Assistant Treasurer
Finance Division



Katherine E. Vail
Assistant Treasurer
Marketing Department



Matthew T. Keefe
Assistant Treasurer
Network Operations
Department



Michael J. Battersby
Assistant Treasurer
Branch Manager
Southport Office



Richard W. Carroll
Assistant Treasurer
Commercial Lending
Department

Retired



John F. Nolan
Senior Trust Investment
Officer
Retired on July 1, 2001
after 34 years of service



Chemung Canal Trust Company is **proud** to support **over 250 organizations** in Chemung, Schuyler, Steuben and Tioga counties through **volunteer** efforts and monetary support. As a **community** bank, Chemung Canal is set apart from other financial services providers by the fact that its employees live, invest, **donate** and volunteer in the same locales as they work. When we say that we are "*At the Center of Your Community*," we are making a **commitment** to remain **strong** and **independent,** so that you can continue to have a financial services provider that not only **understands** its role in your community, but understands **yours** as well.



"I am of the opinion that my life belongs to the whole community; and, as I live, it is my privilege — my privi[illegible] — to [illegible] for it whatever I can. I want to be thoroughly used up [illegible] the harder I work the more I love. I rejoice in life for its own [illegible] Life is no brief candle to me; it is a sort of splendid torch which I've got [illegible] of for the moment and I want to make it burn as brightly as possible [illegible]re handing it on to future generations."

— George Bernard Shaw

CHEMUNG CANAL TRUST COMPANY COMMUNITY INVOLVEMENT THROUGH CHARITABLE CONTRIBUTIONS AND OTHER FINANCIAL SUPPORT

All Saints Academy
Arts of the Southern Finger Lakes
American Cancer Society
American Red Cross Chemung-Schuyler
American Red Cross Corning
ARC
Arnot Art Museum
Arnot Ogden Medical Center
Bath Babe Ruth League
Bath Kiwanis Youth Soccer
Bath Rotary
Bethany Village
Big Flats Community Days
Big Flats Elementary School
Big Flats Little League
Big Flats Youth Basketball
Big Flats Volunteer Fire Department
Bradford Central School
Career Development
Chamber of Commerce Bath
Chamber of Commerce Chemung
Chamber of Commerce Greater Corning Area
Chamber of Commerce Greater Valley
Chamber of Commerce Schuyler
Chamber of Commerce Tioga
Charles H. Bassett Youth Foundation
Chemung County Habitat for Humanity
Chemung County Historical Society
Chemung County Human Relations
Chemung County Performing Arts
Chemung County Youth Bureau
Christian Learning Center Elementary School
Cinderella Big Flats
Cinderella Elmira
Cinderella Elmira Heights
Cinderella E.V.P.R.
Coburn Free Library
Community Foundation of the Elmira Corning Area
CORE
Cornell Cooperative Extension
Corning Classic Charities-LPGA
Corning Community College
Corning Country Club
Corning Hospital Blue Ribbon Givers Club
Corning In Town Promotions
Corning Little League
Corning Painted Post Historical Society
Curtiss Museum
CVMS
CVSA
Diven Elementary School
Eastside Catholic Parish
Elmira Corning All Sports
Elmira College
Elmira Heights Little League
Elmira Heights PBA
Elmira Little Theatre
Elmira Pioneers
Elmira Senior Citizens Softball Team
Elmira Small Fry
Elmira-Thon
EOP
EOP-Ernie Davis Golf Tournament
Epiphany Charity
Faith Temple
Family Services
Five Rivers Council
F.L. Waterman Conservation Ed Center
FLACRA
Food Bank of the Southern Tier
Frederick Douglas Church
Glen Regional Corvette Club
Greater Valley Emergency
Haverling Central School
Historic Owego Market Place
Holy Family Schools
Horseheads Babe Ruth League
Horseheads Emergency Volunteers
Horseheads Girls Softball
Horseheads High Project Graduation
Horseheads Marching Band
Horseheads Police Department
Horseheads RIF Fund
Horseheads Varsity H Club
Horseheads Village Merchants Association
Horseheads Youth Basketball
Horseheads Youth Bureau
Huck Finn Little League
IRA Davenport Hospital
Jack Lisi Youth Award Golf Tournament
John W. Jones Museum
Junior Achievement
Junior League
Kiwanis
Knights of Columbus
Lions Club
Lowman Little League
Marine Corp League
Market Street Restoration Agency
Mark Twain Little League
Mt. Nebo Lodge #82
NAACP
National Warplane Museum
Near Westside
New Hope Center
Newark Valley Historical Society
Notre Dame High School
Odessa Fire Department
171 Cedar Inc.
Orchestra of the Southern Finger Lakes
Owego-Apalachin Booster Club
Owego-Apalachin Foundation
Owego Fire Department
Owego 4-H
Owego Halloween Alternative Party
Owego Junior Football Team
Owego Kiwanis
Owego Little League
Owego Rotary
Owego Strawberry Festival
Painted Post Area Board of Trade
Painted Post Colonial Days
Painted Post Lions Club
Partnership Market Street
Pathways
Penn-York Opportunities
Planned Parenthood
Pupil Assistance In Learning
Quota International
ROAR
Rockwell Museum
Rotary
RSVP of Chemung County
Salvation Army
Sayre Elks Club
Sayre High School
Schuyler County Dairy Festival
Schuyler County Farm Bureau
Schuyler County Girls Softball
Schuyler County Historical Society
Schuyler County Office for the Aging
Schuyler County Small Fry Cheerleading Association
Schuyler County Small Fry Football
Schuyler County Soccer Club
Schuyler Health Foundation
Science & Discovery
SCOPED
SCT BOCES
Seneca Lake Pure Waters
Senior Center
Seven Lakes Girl Scout Council
Sheriffs Community Fund
Southside High School Project Graduation
Southside High School Yearbook
Southeastern Steuben County Habitat for Humanity
Southern Tier Association for the Visually Impaired
Southern Tier Hospice
Southern Tier Interfaith Coalition
Southern Tier Mennonite
Southport Historical Society
Southport Recreation
Southside High School Booster Club
SPCA
Special Olympics
Spectrum Drum & Bugle Corp
Spencer Crest Nature Center
Spencer-Van Etten School
St. Joseph's Hospital Foundation
STEG
Steuben County ARC
Summer Cohesion
Thomas A. Edison Project Graduation
Thomas A. Edison Yearbook
Tanglewood Nature Center
Task Force on Children
Three Rivers Development
Tioga Center Christian School Yearbook
Tioga Central School
Tioga County Agricultural Society
Tioga County Boys & Girls Club
Tioga County Community Chest
Tioga County Council of the Arts
Tioga County Habitat for Humanity
Tioga County Historical Society
Tioga County Youth Soccer Association
Tioga Opportunities Program
Tioga United Way
Twin Tier Coalition
Twin Tier Jazz
UCP
United Way of Chemung and Steuben Counties
United Way Schuyler County
Valley ARC
Valley Chorus
Valley Kiwanis
Valley Men's Bowling Association
Valley Youth Soccer Association
Van Etten Fire Department
Village of Owego MPC
Village of Watkins Glen
VL&H Fire Company
Watkins Glen High School
Watkins Glen International
Watkins-Montour Rotary
Waverly Athletics Booster Club
Waverly Business Association
Waverly Central School
Waverly Free Library
Waverly Hall of Fame
Waverly Police DARE Program
Waverly Recreation Commission
Waverly Rotary
West Elmira Recreation Commission
West High Band
West High School Choral
Womens Center
YMCA
YWCA
Zonta Club

MEGAN HORTON BRANCH MANAGER • OWEGO OFFICE



Megan, a member of Tioga County Emergency Medical Services, teaches an American Heart Association cardiopulmonary resuscitation (CPR) class at an Owego church. She also is a member of the Susquehanna Regional Emergency Medical Protocol Board; the Tioga County United Way Board of Directors; and, the Fannie Hyde Trust Board of Directors.

"The place to improve the world is first in one's own heart and head and hands"
— Robert M. Pirsig

ALEX A. "PAT" GILLIAM VICE PRESIDENT, BRANCH MANAGER – CORNING OFFICE



Pat is the Finance Minister at Faith Temple Community Church in Elmira. He also is a board member at Three Rivers Development Corp.; is a member of the Elmira/Corning NAACP and a Scholarship donor; is a Greater Corning Area Chamber of Commerce volunteer; and an Ernie Davis Community Center member.

"What lies behind us and what lies before us are but tiny matters compared with what lies within us." — Ralph Waldo Emerson

BRENDAN C. MCCORMICK, CFP ASSISTANT TREASURER, COMMERCIAL CREDIT SERVICES MANAGER
MAIN OFFICE



Brendan coaches a Valley Youth Soccer Association team for children in Waverly, Sayre and Athens. He also volunteers as a coach with the Waverly Recreation Department and the Valley Girls Softball Association.

"From what we get, we can make a living; what we give, however, makes a life."
— Arthur Ashe

MARTHA FISHER CLIENT SERVICE REPRESENTATIVE – BATH OFFICE



Martha is pictured with Jim Watson, CEO of Ira Davenport Hospital, and is a member of the not-for-profit organization Quota International, which donated funds to the hospital. She also is a St. Mary's Youth Group fundraising advisor and is active in the Bath Chamber of Commerce.

"For a community to be whole and healthy, it must be based on people's love and concern for each other." — Millard Fuller



Ron coordinates and volunteers for the Reading Is Fundamental (RIF) program at Diven Elementary School in Elmira. He also is active in: Elmira Kiwanis; Elmira Downtown Development; Corning Community College Development Foundation where he serves as President; Chemung County Habitat for Humanity as the Vice President; Town of Elmira Recreation Commission; Chemung County Chamber of Commerce; and Elmira Career Development Council.

"There are two educations: One should teach us how to make a living, the other how to live." — John Adams

DEBORAH STRINGHAM CONSUMER LOAN REPRESENTATIVE, INSURANCE CLERK • MAIN OFFICE





Debbie conducts a youth choir at the Bentley Creek Wesleyan Church, where her service includes the Finance Committee, Nominating Committee, Women's Group and Adult Choir. She also is active in the Ridgebury Little League.

"The time is always right to do what is right." — Dr. Martin Luther King, Jr.



Linda is active in the economic development committee, S.C.O.P.E.D, which helped bring Logan Ridge Winery to the Seneca Lake area.

"Talent develops in tranquility; character in the full current of human life."
— Johann Wolfgang von Goethe

ELIZABETH T. DALRYMPLE VICE PRESIDENT, SENIOR TRUST OFFICER • MAIN OFFICE



Betsy meets with a resident from Woodbrook Adult Home on Elmira's Southside where she serves as President of the Board of Directors. She also is on the boards of the Community Foundation of Elmira-Corning Area; Anderson Foundation; Clemens Center; Arnot Ogden Medical Center Foundation; and, a member of the Junior League of Greater Elmira-Corning.

"The great use of time is to spend it for something that will outlast us."
— William James

Management's Discussion and Analysis of Financial Condition and Results of Operations

THE PURPOSE OF THIS DISCUSSION IS TO FOCUS ON INFORMATION ABOUT THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CHEMUNG FINANCIAL CORPORATION. REFERENCE SHOULD BE MADE TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING RELATED NOTES) AND THE SELECTED FINANCIAL DATA PRESENTED ELSEWHERE IN THIS REPORT FOR AN UNDERSTANDING OF THE FOLLOWING DISCUSSION AND ANALYSIS.

FORWARD-LOOKING STATEMENTS

Statements included in this discussion and in future filings by Chemung Financial Corporation (the "Corporation") with the Securities and Exchange Commission, in Chemung Financial Corporation press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Chemung Financial Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, could cause Chemung Financial Corporation's actual financial performance to differ materially from that expressed in any forward-looking statement: (1) credit risk, (2) interest rate risk, (3) competition, (4) changes in the regulatory environment, and (5) changes in general business and economic trends. The foregoing list should not be construed as exhaustive, and the Corporation disclaims any obligation to revise subsequently any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

DESCRIPTION OF BUSINESS

Chemung Financial Corporation (the "Corporation"), through its wholly owned subsidiaries, Chemung Canal Trust Company (the "Bank") and CFS Group, Inc. (a financial services company), provides a wide range of banking, financing, fiduciary and other financial services within its local market areas.

The financial condition of the Corporation should be examined in terms of the acquisition and deployment of funds within its "market areas." Management defines the market areas of Chemung Canal Trust Company as those areas within a 25-mile radius of its branches in Chemung, Steuben, Schuyler, and Tioga counties, including the northern tier of Pennsylvania. The Corporation's lending policy restricts substantially all lending efforts to these geographical regions.

CRITICAL ACCOUNTING POLICIES

Pursuant to recent SEC guidance, management of the Corporation is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Corporation's financial condition and results, and that require management's most difficult, subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio, and the material effect that such judgments can have on the Corporation's results of operations. See note 1 to the consolidated financial statements for a description of the Corporation's policy with respect to estimating the level of allowance for loan losses.

MANAGEMENT OF CREDIT RISK – LOAN PORTFOLIO

The Corporation manages credit risk, while conforming to state and federal laws governing the making of loans, through written policies and procedures; loan review to identify loan problems at the earliest possible time; collection procedures (continued even after a loan is charged off); adequate allowance for loan losses; and, continuing education and training to ensure lending expertise. Diversification by loan product is maintained through offering commercial loans, 1-4 family mortgages, and a full range of consumer loans.

The Loan Committee of the Board is designated to receive required loan reports, oversee loan policy, and approve loans above authorized individual and Senior Loan Committee lending limits. The Senior Loan Committee, consisting of the president, two executive vice presidents, credit services division manager, commercial loan manager, consumer loan manager, mortgage loan manager and credit manager, implements the Board-approved loan policy.

SUPERVISION AND REGULATION

The Corporation, as a financial holding company, is regulated under the Bank Holding Company Act of 1956, as amended (the "Act"), and is subject to the supervision of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Generally, the Act limits the business of bank holding companies to banking, or managing or controlling banks, performing certain servicing activities for subsidiaries, and engaging in such other activities as the Federal Reserve Board may determine to be closely related to banking and a proper incident thereto.

The Bank is chartered under the laws of New York State and is supervised by the New York State Banking Department.

CFS Group, Inc., is subject to other regulatory authorities as determined by activities in which it may be engaged. For example, insurance activities are regulated by the New York State Insurance Department, while brokerage activities are subject to regulation by the National Association of Securities Dealers (NASD).

COMPETITION

The Corporation is subject to intense competition in the lending and deposit-gathering aspects of its business from commercial and thrift banking institutions; credit unions; and, other providers of financial services, such as brokerage firms, investment companies, insurance companies, and Internet vendors. The Corporation also competes with non-financial institutions, including retail stores and certain utilities that maintain their own credit programs, as well as, governmental agencies that make available loans to certain borrowers. Unlike the Corporation, many of these competitors are not subject to regulation as extensive as that described under the "Supervision and Regulation" section and, as a result, they may have a competitive advantage over the Corporation in certain respects. This is particularly true of credit unions, as their pricing structure is not encumbered by income taxes.

Competition for the Corporation's fiduciary services comes primarily from brokerage firms and independent investment advisors. This is considered to be significant competition, as these firms devote much of their considerable resources toward gaining larger positions in these markets. The market value of trust assets under administration totaled $1.4 billion at year-end 2001. Relative to the Corporation's consolidated assets, the Trust and Investment Division is unusually large and is responsible for the largest component of non-interest revenue.

EMPLOYEES

The Corporation and its subsidiaries had 315 full-time equivalent employees (FTE's) on December 31, 2001, versus 308 at the beginning of the year and 303 on December 31, 1999. The employment trend is relatively stable.

CONSOLIDATED BALANCE SHEET COMMENTS

During 2001, total assets grew by $48.8 million or 7.2% to $725.1 million, as compared to $676.2 million as of year-end 2000 and $653.6 million at year-end 1999. Total loans, net of deferred fees and costs and unearned income, grew by $29.2 million or 7.4% to $423.8 million. Commercial loan activity, while slowing in the fourth quarter, was strong throughout the first nine months of 2001, with business loans, including commercial mortgages, growing $29.9 million or 18.9% during the year. Residential mortgage activity was particularly strong during the second half of 2001, with balances increasing $8.5 million or 9.2% during the year. This increase can be traced to the lower interest rate environment, which not only encouraged purchase money mortgage financing, but also resulted in increased refinancing activity. Total consumer loans decreased $9.1 million or 6.3% in 2001, the major factor in this decline being a significant slowdown in indirect auto financing activity. This resulted in a $12.0 million or 14.0% decrease in installment loans, which was somewhat offset by a $2.8 million or 6.2% increase in home equity loans.

The carrying value of the total securities portfolio increased $17.0 million or 7.4% to $246.3 million. At amortized cost, the portfolio was up $14.5 million, the result of leveraged purchases during the year, as the Corporation purchased $30.0 million in federal agency bonds and mortgage-backed securities, funded with term repurchase agreements entered into with the Federal Home Loan Bank of New York. Unrealized appreciation related to the available for sale portfolio increased $2.5 million.

Other significant changes in assets included increases of $2.3 million and $1.2 million in cash and due from banks and premises and equipment, respectively. The $2.3 million increase in cash and due from banks is due primarily to higher period-end branch cash balances. The $1.2 million increase in premises and equipment was centered primarily in an $826 thousand investment for renovations and an addition to our Elmira Heights Office, as well as $481 thousand for renovations to our Main Office.

Primary funding sources for our asset growth during 2001 included increases in deposits, as well as, an increase in securities sold under agreements to repurchase and advances from the Federal Home Loan Bank. In total, deposits increased $9.3 million or 1.8% from $511.4 million to $520.7 million. While period-end public funds deposits (primarily local municipal deposits) were down $21.1 million, all other personal and non-personal balances increased $30.4 million. Much of this growth, excluding public fund balances, was in personal and non-personal savings accounts, up $10.8 million or 13.2% from year-end 2000 to year-end 2001, and certificate of deposit balances (including IRA accounts), which increased $13.8 million or 7.6%. Personal and non-personal non-interest-bearing demand deposits increased $7.0 million or 6.8%. The $30.1 million increase in securities sold under agreements to repurchase relates to the additional leveraging during 2001, as additional term repurchase agreements were entered into with the Federal Home Loan Bank. Federal Home Loan Bank advances were up $4.2 million due to an increase in overnight advances under our line of credit.

EXHIBIT I BALANCE SHEET COMPARISONS

(in millions)

AVERAGE BALANCE SHEET	2001	2000	1999	1998	1997	1996	%Change 2000 to 2001	Compounded Annual Growth 5 years
Total Assets	$718.6	$667.0	$642.3	$584.0	$539.2	$516.2	7.7%	6.8%
Earning Assets	658.8	617.4	591.6	531.2	490.9	469.5	6.7%	7.0%
Loans, net of deferred fees and costs, and unearned income	416.4	382.8	346.5	311.7	291.3	273.9	8.8%	8.7%
Investments (1)	242.4	234.6	245.0	219.5	199.8	195.6	3.4%	4.4%
Deposits	533.7	515.2	494.1	467.2	450.2	440.9	3.6%	3.9%
Wholesale funding	92.9	71.8	66.6	37.0	13.1	2.9	29.4%	100.0%
Tier I equity (2)	68.0	62.9	57.6	52.6	51.6	46.4	8.1%	7.9%

(1) Average balances for investments include securities available for sale and securities held to maturity, based on amortized cost, and federal funds sold and interest-bearing deposits.

(2) Average shareholders' equity less goodwill and intangible assets and accumulated other comprehensive income/loss.

ENDING BALANCE SHEET	2001	2000	1999	1998	1997	1996	%Change 2000 to 2001	Compounded Annual Growth 5 years
Total Assets	$725.1	$676.2	$653.6	$620.1	$545.5	$529.2	7.2%	6.5%
Earning Assets (1)	662.8	619.2	597.6	563.5	486.1	474.6	7.0%	6.9%
Loans, net of deferred fees and costs, and unearned income	423.8	394.6	360.0	329.3	296.9	283.7	7.4%	8.4%
Allowance for loan losses	5.1	4.7	4.7	4.5	4.1	4.0	7.9%	5.0%
Investments (2)	247.5	230.7	237.1	243.3	196.8	196.3	7.3%	4.7%
Deposits	520.7	511.4	481.8	466.1	451.0	439.6	1.8%	3.4%
Wholesale funding	112.1	77.9	94.2	71.4	20.5	10.0	43.9%	62.2%
Tangible equity (3)	74.7	69.3	59.7	59.9	54.8	48.7	7.8%	8.9%

(1) Earning assets include securities available for sale and securities held to maturity based on amortized cost, loans net of deferred origination fees and costs and unearned income, interest-bearing deposits, and federal funds sold.

(2) Investments include securities available for sale, at estimated fair value, securities held to maturity, at amortized cost, federal funds sold and interest-bearing deposits.

(3) Shareholders' equity less goodwill and intangible assets.

SECURITIES

The Board-approved Funds Management Policy includes an investment portfolio policy which requires that, except for local municipal obligations that are sometimes not rated or carry ratings above "Baa" but below "A" by Moody's or Standard & Poors, debt securities purchased for the bond portfolio must carry a minimum rating of "A." Marketable securities are classified as *Available for Sale*, while local direct investments in municipal obligations are classified as *Held to Maturity*. The *Available for Sale* portfolio at December 31, 2001, was $239.1 million compared to $222.7 million a year earlier and $227.4 million at the end of 1999. At year-end 2001, the total net unrealized appreciation in the securities *Available for Sale* portfolio was $8.548 million, compared to $6.069 million a year ago. This change is primarily reflective of the impact that lower market interest rates had on the fair value of the bond portfolio.

The components of this change are set forth in the following table (in thousands):

At December 31	2001 Amortized Cost	2001 Estimated Fair Value	2001 Unrealized Appreciation (Depreciation)	2000 Amortized Cost	2000 Estimated Fair Value	2000 Unrealized Appreciation (Depreciation)
U.S. Treasury securities	$ –	$ –	$ –	$ 14,001	$ 14,014	$ 13
Obligations of U.S. Government agencies	98,866	100,129	1,263	76,567	76,655	88
Mortgage-backed securities	92,539	92,993	454	87,692	87,129	(563)
Obligations of states and political subdivisions	17,497	17,729	232	18,421	18,532	111
Corporate bonds and notes	14,705	14,831	126	12,443	12,185	(258)
Corporate stocks	6,982	13,455	6,473	7,514	14,192	6,678
Totals	$230,589	$239,137	$ 8,548	$216,638	$222,707	$ 6,069

Included in the preceding table are 24,041 shares of USA Education, Inc., (formerly SLM Holding Corporation) at a cost basis of approximately $2 thousand and estimated fair value of $2.020 million. These shares were acquired as preferred shares of Student Loan Marketing Association ("SALLIE MAE"), a permitted exception to the Government regulation banning bank ownership of equity securities in the original capitalization of the U.S. Government Agency. Later, the shares were converted to common stock as SALLIE MAE recapitalized. Additionally, at December 31, 2001, the Corporation held marketable equities totaling $616 thousand at cost, with a total estimated fair value of $5.036 million. The shares, other than USA Education, Inc., were acquired prior to the enactment of the Banking Act of 1933.

Non-marketable equity securities included in the Corporation's portfolio are 10,700 shares of Federal Reserve Bank stock and 57,100 shares of the Federal Home Loan Bank of New York stock. They are carried at their cost of $535.0 thousand and $5.710 million, respectively. The fair value of these securities is assumed to approximate their cost. The number of shares of these last two investments is regulated by regulatory policies of the respective institutions.

ASSET QUALITY

Non-performing loans at year-end 2001 totaled $5.633 million as compared to $1.707 million at year-end 2000, an increase of $3.926 million. At year-end 1999, non-performing loans totaled $1.405 million. Non-performing loans represented 1.33% of total loans outstanding as of December 31, 2001 compared to 0.43% at the end of 2000 and 0.39% at year-end 1999. The increase in non-performing loans is reflective of the impact that a slumping economy throughout 2001 had on our commercial clients. Included in the total at year-end 2001 is one relationship totaling $3.480 million, which is greater than 90 days past due and still accruing interest. This relationship is well collateralized, and we anticipate that the delinquency will be resolved in the very near future. Excluding this relationship, all other non-performing loans at year-end 2001 total $2.153 million, or 0.51% of total outstanding loans. Net loan charge-offs were $731 thousand or 0.18% of average outstanding loans in 2001, compared to $707 thousand or 0.18% of average outstanding loans in 2000, and $517 thousand or 0.15% of average outstanding loans in 1999. The allowance for loan losses at December 31, 2001, was 1.20% of total outstandings versus 1.19% a year ago and 1.30% at December 31, 1999. In addition to impacting the level of the non-performing loans, the weakness of the economy has also had an impact on the level of internally classified credits, most notably reflected by a significant increase in loans classified as "special mention." Several large loans were added to this category during the second half of 2001, which essentially indicates that while the current credit risk may be relatively minor, there is potential for further weakening of the credit, especially given the weakness in the economy. A more moderate increase in loans classified as "substandard" is primarily due to the addition of one relationship, which was impacted significantly by the recession. In recognition of the increased inherent risk in the Corporation's loan portfolio and the impact of the current economic environment on our borrowing clients, particularly our commercial customers, the Corporation increased its provision for loan losses in 2001 to $1.100 million as compared to the $750 thousand expensed during 2000. The Corporation anticipates that this higher level of provision may continue into 2002 if the various credit risk indicators noted above continue to show signs of increased inherent risk of loss.

CAPITAL RESOURCES AND DIVIDENDS

The Corporation continues to maintain a strong capital position. Tangible shareholders' equity at December 31, 2001, was $74.7 million or 10.30% of total assets compared to $69.3 million or 10.24% of total assets a year earlier and $59.7 million or 9.13% at December 31, 1999. Major factors influencing this increase were an increase in undistributed earnings (net income less dividends declared) of $4.9 million and a $1.5 million increase in accumulated other comprehensive income due to the increase in net unrealized gains on available for sale securities. As of December 31, 2001, the Corporation's ratio of Total Capital to Risk Weighted Assets was 16.87% compared to 17.31% a year earlier. The Corporation's leverage ratio (Tier I Capital/Average Assets) was 9.86% at December 31, 2001, and 9.91% at December 31, 2000.

Under Federal Reserve regulations (see Note 14 to the consolidated financial statements), the Bank is limited in the amount it may loan to the Corporation, unless such loans are collateralized by specific obligations. At December 31, 2001, the maximum amount available for transfer from the Bank to the Corporation in the form of unsecured loans was $1.8 million. There were no such loans extended during 2001 and 2000, and none are anticipated during 2002. The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior regulatory approval. Dividends are limited to retained net profits, as defined by regulations, for the current year and the two preceding years. At December 31, 2001, $11.0 million was available for the declaration of dividends.

Cash dividends declared amounted to $3.584 million in 2001, versus $3.473 million in 2000 and $3.097 million in 1999. Dividends declared during 2001 amounted to 42.2% of net income, compared to 39.7% and 36.9% of 2000 and 1999 net income, respectively. It is management's objective to continue generating sufficient capital internally, while retaining an adequate dividend payout ratio.

TREASURY SHARES

When shares of the Corporation become available in the market, we may purchase them after careful consideration of our capital position. On May 10, 2001, the Corporation announced that its Board of Directors authorized the repurchase of up to 400,000 shares, or approximately 10% of its outstanding common shares, principally through open market transactions from time to time as market conditions warrant over a two-year period. During 2001, 97,275 shares were purchased at a total cost of $2.343 million or an average price of $24.09 per share. Of the total number of shares purchased during 2001, 45,639 were purchased subsequent to the announcement of the share repurchase program, leaving the Corporation the ability to repurchase approximately 354,000 shares as of December 31, 2001, under the current Board authorization. During 2000, 19,068 shares were purchased at a total cost of $397 thousand or an average price of $20.83 per share, and in 1999 there were 58,674 shares purchased at a total cost of $1.465 million (average of $24.96 per share).

PERFORMANCE SUMMARY

Consolidated net income for 2001 totaled $8.493 million versus $8.755 million in 2000, a decrease of $262 thousand (3.0%), or $2.10 per share versus $2.14 per share, down 1.9% on 43,467 fewer average shares outstanding. In 1999, the Corporation earned $8.392 million. Dividends declared totaled $0.90 per share versus $0.86 in 2000 and $0.76 in 1999.

Performance in 2001 was adversely impacted by a deteriorating economic environment, and the impact of this environment on our clients. In recognition of this, and after a thorough review of our loan portfolio, management decided to increase the provision for loan losses by $350 thousand in 2001, from $750 thousand to $1.1 million, with $300 thousand of this increase recognized in the fourth quarter. Additionally, during the fourth quarter, we recognized a $550 thousand write-down of an investment in a small business investment company limited partnership, Cephas Capital Partners, L.P. ("Cephas"). Our investment in Cephas at December 31, 2001 and December 31, 2000 totaled $2.877 million and $2.351 million, respectively. Because the Corporation's percentage ownership in this partnership exceeds 20%, the equity method of accounting is utilized, such that the Corporation's percentage of the partnership's income is recognized as income on its investment; and likewise, any loss by the partnership is recognized as a loss on the Corporation's investment. During the fourth quarter of 2001, Cephas recognized a large loan loss, which resulted in the above write-down. While financing provided by Cephas has greater inherent risk than traditional bank financing, and could result in future write-downs if there are additional loan losses, there also exists the opportunity for greater returns than experienced through traditional bank lending. In total, the increase in the provision for loan losses and the investment write-down adversely impacted net income by approximately $544 thousand or $0.13 per share.

Aside from the above two factors, the Corporation experienced strong growth in average earning assets during the year, resulting in a $1.507 million or 5.8% increase in net interest income. Total interest and dividend income on earning assets was $49.122 million in 2001 compared to $47.978 million in 2000 and $44.177 million in 1999. This 2.4% increase in 2001 can be attributed to a $41.4 million or 6.7% increase in average earning assets, offset to some extent by a 31-basis point decrease in yield from 7.77% to 7.46%. The major factor related to the increase in average earning assets was a $33.6 million or 8.8% increase in average loans, which in 2001 comprised 63.2% of total average earning assets as compared to 62.0% a year ago. Additionally, increases in average securities and overnight investments totaled $3.8 million and $4.1 million, respectively. Total average funding liabilities during 2001 increased by $38.4 million or 6.5%. Total average deposits increased $18.5 million or 3.6%. Time deposits (including IRA accounts) averaged $238.2 million during 2001, as compared to $227.5 million during 2000, an increase of $10.8 million or 4.7%. On average, insured money market accounts were up $6.9 million or 13.1% due primarily to higher average municipal deposits. Average term repurchase agreements and term borrowings with the Federal Home Loan Bank increased $24.6 million, reflective of additional leveraging during 2001. The above were offset primarily by a $3.6 million decrease in average overnight borrowings through the Federal Home Loan Bank. Interest expense totaled $21.692 million in 2001, as compared to $22.055 million in 2000, and $18.728 million in 1999. The $363 thousand decrease in interest expense during 2001 is reflective of the declining interest rate environment throughout the year. While average funding liabilities increased $38.4 million, the cost of these funds, including the effect of non-interest-bearing funding sources (such as demand deposits), decreased to 3.44% during 2001, versus 3.72% and 3.30% during 2000 and 1999, respectively. The above yields and costs resulted in a net interest margin in 2001 of 4.16%, compared to 4.20% in 2000, and 4.30% in 1999.

Non-interest income increased $175 thousand to $10.207 million, up 1.7% over 2000. The total increase was adversely impacted by the above-mentioned write-down of an equity investment in Cephas Capital Partners, L.P. Excluding the impact of that transaction, all other non-interest income was up $725 thousand or 7.2%. Net gains on the sales of securities were up $275 thousand. The interest rate environment during 2001 provided opportunities to realize $491 thousand in pre-tax net gains during the year without a significant sacrifice in yield. Other areas where we saw significant increases included credit card merchant earnings (+ $287 thousand), service charges (+ $125 thousand), checkcard interchange income (+ $106 thousand) and cash management fee income (+ $109 thousand). Trust and Investment Services income, the largest component of non-interest income, was down $262 thousand to $4.537 million. Much of the revenue from this area is based upon asset market values, and this reduction in fee income is reflective of the impact of the general market decline experienced during 2001.

Non-interest expenses increased $1.596 million (7.1%) to $24.052 million. Non-interest expenses for 2000 were $22.456 million compared to $21.631 million in 1999. The area having the most significant impact on the 2001 increase was salaries and benefits, which in 2001 rose $1.094 million or 10.2%. Salaries and wages were up $598 thousand or 7.0% reflective of a higher number of employees throughout the year. Pension and other employee benefits increased $496 thousand or 22.9%, the most significant factors being a $419 thousand reduction in the net periodic pension credit, as well as increases in health insurance and post-retirement medical expenses of $65 thousand and $50 thousand, respectively. In addition to the above, credit card and merchant processing expenses increased $431 thousand, primarily related to an increased volume in merchant deposit activity.

The non-interest expense increase was also impacted by start-up expenses associated with CFS Group, Inc., which commenced operations in September of 2001. Expenses of this subsidiary, relating primarily to staffing, training and other start-up costs, totaled $100 thousand for the year. This subsidiary, which offers a wide array of uninsured financial services including mutual funds, brokerage services, annuity and other insurance products, is expected to provide an important future source of non-interest income growth.

While income before income tax expense decreased $264 thousand, income tax expense in 2001 decreased only $2 thousand to $3.992 million, or an effective tax rate of 32.0% as compared to 31.3% in 2000. The increase in the effective tax rate relates to a lower level of tax-exempt income in 2001, as well as the fact that in 2000 we received a $100 thousand New York State tax credit related to a $400 thousand investment in Statewide Zone Capital Corporation of New York.

EXHIBIT II EARNINGS FOR THE YEARS ENDED DECEMBER 31,

(in thousands)	2001	2000	1999	1998	1997	1996	% Change 2000 to 2001	Compounded Annual Growth 5 years
Net interest income	$ 27,430	25,923	25,449	23,739	23,274	22,468	5.8%	4.1%
Provision for loan losses	1,100	750	673	800	850	742	46.7%	8.2%
Net interest income after provision for loan losses	26,330	25,173	24,776	22,939	22,424	21,726	4.6%	3.9%
Other operating income:								
Trust and investment services income	4,537	4,799	4,813	4,505	4,079	3,719	-5.5%	4.1%
Securities gains, net	491	216	151	216	324	610	127.1%	-4.2%
Other income	5,179	5,017	4,442	3,496	3,065	2,777	3.2%	13.3%
Total other operating income	10,207	10,032	9,406	8,217	7,468	7,106	1.7%	7.5%
Other operating expenses	24,052	22,456	21,631	20,473	19,368	19,408	7.1%	4.4%
Income before income tax expense	12,485	12,749	12,551	10,683	10,524	9,424	-2.1%	5.8%
Income tax expense	3,992	3,994	4,159	3,386	3,667	3,266	-0.1%	4.1%
Net income	$ 8,493	8,755	8,392	7,297	6,857	6,158	-3.0%	6.6%

EXHIBIT III AVERAGE BALANCES AND YIELDS

For the purpose of the table below, nonaccruing loans are included in the daily average loan amounts outstanding. Daily balances were used for average balance computations. Investment securities are stated at amortized cost. No tax equivalent adjustments have been made in calculating yields on obligations of states and political subdivisions.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY, INTEREST RATES AND INTEREST DIFFERENTIAL YEAR-ENDED DECEMBER 31,

(Dollars in thousands)

	2001			2000			1999		
ASSETS	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Earning assets:									
Loans	$416,370	34,046	8.18%	382,788	33,160	8.66%	346,550	29,446	8.50%
Taxable securities	209,630	13,486	6.43	201,641	13,087	6.49	204,635	12,718	6.21
Tax-exempt securities	24,168	1,107	4.58	28,359	1,298	4.58	28,094	1,275	4.54
Federal funds sold	6,009	271	4.51	2,839	184	6.48	9,870	484	4.90
Interest-bearing deposits	2,635	212	8.05	1,755	249	14.19	2,412	254	10.52
Total earning assets	$658,812	49,122	7.46%	617,382	47,978	7.77%	591,561	44,177	7.47%
Non-earning assets:									
Cash and due from banks	24,864			24,070			24,868		
Premises and equipment, net	14,137			13,040			10,689		
Other assets	12,000			12,242			9,264		
Allowance for loan losses	(4,832)			(4,708)			(4,620)		
Intangibles and AFS valuation allowance	13,661			4,996			10,507		
Total	$718,642			667,022			642,269		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Demand deposits	40,553	432	1.07%	40,939	518	1.27%	41,596	525	1.26%
Savings and insured money market deposits	149,301	3,807	2.55	141,000	4,367	3.10	151,262	4,342	2.87
Time deposits	238,222	12,552	5.27	227,465	13,010	5.72	202,239	10,230	5.06
Federal Home Loan Bank advances and securities sold under agreements to repurchase	97,375	4,901	5.03	77,459	4,160	5.37	73,946	3,631	4.91
Total interest-bearing liabilities	$525,451	21,692	4.13%	486,863	22,055	4.53%	469,043	18,728	3.99%
Non-interest-bearing liabilities:									
Demand deposits	105,585			105,795			99,035		
Other liabilities	9,469			6,308			7,892		
Total liabilities	640,505			598,966			575,970		
Shareholders' equity	78,137			68,056			66,299		
Total	$718,642			667,022			642,269		
Net interest income		$27,430			$25,923			$25,449	
Net interest rate spread			3.33%			3.24%			3.48%
Net interest margin			4.16%			4.20%			4.30%

EXHIBIT IV CHANGES DUE TO VOLUME AND RATE

The following table demonstrates the impact on net interest income of the changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by the Corporation. For purposes of constructing this table, average investment securities are at average amortized cost and earning asset averages include non-performing loans. Therefore, the impact of changing levels of non-performing loans is reflected in the change due to rate, but does not affect changes due to volume. No tax equivalent adjustments were made.

	2001 vs. 2000 Increase/(Decrease)			2000 vs. 1999 Increase/(Decrease)		
INTEREST INCOME (in thousands)	Total Change	Due to Volume	Due to Rate	Total Change	Due to Volume	Due to Rate
Loans	$ 886	2,795	(1,909)	3,714	3,147	567
Taxable investment securities	399	520	(121)	369	(191)	560
Tax-exempt investment securities	(191)	(191)	0	23	12	11
Federal funds sold	87	156	(69)	(300)	(422)	122
Interest-bearing deposits	(37)	96	(133)	(5)	(80)	75
Total interest income	$ 1,144	3,376	(2,232)	3,801	2,466	1,335
INTEREST EXPENSE (in thousands)						
Interest-bearing demand deposits	$ (86)	(5)	(81)	(7)	(7)	0
Savings and insured money market deposits	(560)	247	(807)	25	(308)	333
Time deposits	(458)	597	(1,055)	2,780	1,359	1,421
Federal Home Loan Bank *advances and securities sold* under agreements to repurchase	741	1,017	(276)	529	178	351
Total interest expense	$ (363)	1,856	(2,219)	3,327	1,222	2,105
Net interest income	$ 1,507	1,520	(13)	474	1,244	(770)

EXHIBIT V SELECTED PER SHARE DATA ON COMMON SHARES

	2001	2000	1999	1998	1997	1996	% Change 2001 to 2000	Compounded Annual Growth 5 years
Net income per share	$ 2.10	$2.14	$2.03	$ 1.77	$ 1.66	$ 1.48	-1.9%	7.2%
Dividends declared	0.90	0.86	0.76	0.665	0.605	0.53	4.7%	11.2%
Tangible book value	18.55	16.94	14.56	14.59	13.24	11.76	9.5%	9.5%
Market price at 12/31	29.25	19.50	24.50	27.50	21.00	17.00	50.0%	11.5%
Average shares outstanding (in thousands)	4,051	4,094	4,132	4,116	4,143	4,159	-1.1%	-0.5%

EXHIBIT VI SELECTED RATIOS

	2001	2000	1999	1998	1997
Return on average assets	1.18%	1.31%	1.31%	1.25%	1.27%
Return on average tier I equity (1)	12.49%	13.92%	14.57%	13.88%	14.29%
Dividend yield at year end	3.15%	4.51%	3.43%	2.47%	2.95%
Dividend payout	42.20%	39.67%	36.90%	37.56%	36.55%
Total capital to risk adjusted assets	16.87%	17.31%	17.30%	17.45%	17.44%
Tier I capital to risk adjusted assets	15.13%	15.49%	15.23%	15.27%	16.19%
Tier I leverage ratio	9.86%	9.91%	9.49%	9.57%	9.49%
Loans to deposits	81.38%	77.16%	74.72%	70.63%	65.84%
Allowance for loan losses to total loans	1.20%	1.19%	1.30%	1.37%	1.40%
Allowance for loan losses to non-performing loans	90.1%	276%	332%	92.9%	257%
Non-performing loans to total loans	1.33%	0.43%	0.39%	1.47%	0.54%
Net interest rate spread	3.33%	3.24%	3.48%	3.62%	3.89%
Net interest margin	4.16%	4.20%	4.30%	4.47%	4.74%
Efficiency ratio (2)	62.06%	60.54%	60.09%	61.97%	60.84%

(1) Average Tier I Equity is average shareholders' equity less average goodwill and intangible assets and average accumulated other comprehensive income/loss.

(2) Efficiency ratio is operating expenses adjusted for amortization of goodwill and intangible assets and stock donations divided by net interest income plus other operating income adjusted for non-taxable gains on stock donations.

CONSOLIDATED CASH FLOWS

During 2001, cash and cash equivalents increased $2.217 million as compared to a decrease of $3.909 million in 2000, and a $3.253 million increase in 1999. In addition to cash provided by operating activities, other primary sources of cash in 2001, included proceeds from the sales and maturities of securities and student loans ($153.450 million), a net increase in securities sold under agreements to repurchase ($30.050 million), an increase in deposits ($9.299 million) and an increase in Federal Home Loan Bank advances, net of repayments ($4.200 million). In 2000, the primary sources of cash included proceeds from the sales and maturities of securities and student loans ($58.695 million) and an increase in deposits ($29.614 million). The substantial increase in proceeds from the sales and maturities of securities and student loans is due in large part to a lower interest rate environment which resulted in $83.5 million of federal agency bonds being called during 2001, as well as an acceleration of mortgage-backed securities paydowns. The 2001 increase in securities sold under agreements to repurchase is the result of additional leveraging during 2001.

Cash generated from the above activities was used primarily to fund increases in earning assets. During 2001, the purchases of securities and the funding of loans, net of repayments, totaled $163.999 million and $33.276 million, respectively. Other significant uses of cash in 2001 included purchases of premises and equipment ($2.727 million), payment of cash dividends ($3.559 million), and the purchase of treasury shares ($2.343 million). In 2000, the purchases of securities and funding of loans, net of repayments, totaled $42.679 million and $38.105 million, respectively. Other significant uses of cash in 2000 included repayments of Federal Home Loan Bank advances, net of new advances ($16.300 million), purchases of premises and equipment ($2.985 million), payment of cash dividends ($3.436 million), and the purchase of treasury shares ($397 thousand).

LIQUIDITY AND SENSITIVITY

The term "liquidity" refers primarily to the expected cash flows from assets held and secondarily to borrowings secured by assets of the Corporation. These two sources of liquidity have in the past been sufficient to fund the operations of the Corporation, and the Board of Directors anticipates that they will suffice in the future. For this reason, the term "liquidity" in the Corporation's policies does not refer to proceeds from the sale of assets, although the sale of assets held as available for sale is a source of liquidity available to management.

Liquidity management involves the ability to meet the cash flow requirements of deposit customers, borrowers, and the operating, investing, and financing activities of the Corporation. Management of interest rate sensitivity seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

As intermediaries between borrowers and savers, commercial banks incur both interest rate risk and liquidity risk. The Corporation's Asset/Liability Committee (ALCO) has the strategic responsibility for setting the policy guidelines on acceptable exposure to these areas. These guidelines contain specific measures and limits regarding these risks, which are monitored on a regular basis. The ALCO is made up of the president, two executive vice presidents, asset liability management officer, senior lending officer, senior marketing officer, chief financial officer, and others representing key functions.

The Corporation is a member of the Federal Home Loan Bank of New York ("FHLB") in order to access borrowings which enhance management's ability to satisfy future liquidity needs. The Corporation maintained a $73.197 million line of credit at December 31, 2001. This compares to $66.543 million at the end of 2000.

Interest rate risk is the risk that net interest income will fluctuate as a result of a change in interest rates. It is the assumption of interest rate risk, along with credit risk, that drives the net interest margin of a financial institution. For that reason, the ALCO has established tolerance limits based upon a 200-basis point change in interest rates. At December 31, 2001, it is estimated that an immediate 200-basis point decrease in interest rates would negatively impact net interest income by 13.5% and an immediate 200-basis point increase would negatively impact net interest income by 1.4%. The risk to declining interest rates is slightly over the allowable tolerance of 12.0% established by ALCO. Management attributes this to the overall low level of current interest rates and corresponding large percentage decrease that results when an immediate 200-basis point shock is modeled. Also, the nature of the Corporation's callable US agency portfolio, as well as potential prepayments in the mortgage-backed securities portfolio and mortgage loan portfolio, results in less interest income in periods of declining interest rates, as called bonds and increased prepayments result in higher levels of repricing of assets at lower rates. Although currently outside of the policy guideline, management is comfortable with this exposure, as an immediate decrease in interest rates across the yield curve is unlikely at this time.

A related component of interest rate risk is the expectation that the market value of our capital account will fluctuate with changes in interest rates. This component is a direct corollary to the earnings-impact component: An institution exposed to earnings erosion is also exposed to shrinkage in market value. At December 31, 2001, it is estimated that an immediate 200-basis point increase in interest rates would negatively impact the market value of our capital account by 13.6% and an immediate 200-basis point decrease in interest rates would negatively impact the market value by 3.9%. Both are within the established tolerance limit of 15.0%.

Management does recognize the need for certain hedging strategies during periods of anticipated higher fluctuations in interest rates and the Board-approved Funds Management Policy provides for limited use of certain derivatives in asset liability management. These strategies were not employed during 2001.

The ALCO is responsible for supervising the preparation and annual revisions of the financial segments of the Annual Budget, which is built upon the committee's economic and interest-rate assumptions. It is the responsibility of the ALCO to modify prudently the Corporation's asset/liability policies.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes comprehensive accounting and reporting requirements for derivative instruments and hedging activities. The Statement requires companies to recognize all derivatives as either assets or liabilities, including certain derivative instruments embedded in other contracts, with the instruments measured at fair value. The accounting for gains and losses resulting from changes in fair value of the derivative instrument depends on the intended use of the derivative and the type of risk being hedged. This Statement, as amended by SFAS Nos. 137 and 138, was effective for the Corporation as of January 1, 2001. Based on management's evaluation of SFAS No. 133, the adoption of this Statement did not have any impact on the Corporation's consolidated financial statements, as the Corporation did not have any derivative instruments, including derivative instruments embedded in other contracts, as of January 1, 2001, or at any time during the year ended December 31, 2001.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supercedes Accounting Principles Board ("APB") No. 16, "Business Combinations," and requires that all business combinations be accounted for under the purchase method of accounting, thus eliminating the pooling-of-interests method of accounting. SFAS No. 141 did not change many of the provisions of APB No. 16 related to the application of the purchase method. However, SFAS No. 141 does specify criteria for recognizing intangible assets separate from goodwill and requires additional disclosures regarding business combinations. SFAS No. 141 is effective for business combinations initiated after June 30, 2001.

SFAS No. 142 requires that acquired intangible assets (other than goodwill) be amortized over their useful economic life, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified in the Statement. SFAS No. 142 currently excludes from its scope unidentifiable intangible assets recorded under SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." The FASB has announced that additional research will be performed to decide whether unidentifiable intangible assets recorded under SFAS No. 72 should be accounted for similarly to goodwill under SFAS No. 142. However, issuance of a final Statement with respect to this matter is not expected until the fourth quarter of 2002.

SFAS No. 142 requires that goodwill be evaluated for impairment no later than December 31, 2002, and annually thereafter. The Corporation expects that the results of the impairment test will conclude that the carrying value of its goodwill is not impaired as of December 31, 2001.

The Corporation adopted SFAS No. 142 on January 1, 2002. At December 31, 2001, the Corporation had goodwill of $1,516,666 related to the acquisition of a bank in 1994. The amortization expense related to this goodwill amounted to $189,583 for the year ended December 31, 2001. In accordance with SFAS No. 142, the Corporation will no longer amortize this goodwill subsequent to December 31, 2001, which will reduce non-interest expenses by $189,583 in 2002, as compared to 2001.

At December 31, 2001, the Corporation also has an intangible asset of approximately $2,949,754 related to the acquisition of deposits from the Resolution Trust Company in 1994. This intangible asset is currently excluded from the scope of SFAS No. 142. The amortization expense related to this intangible asset totaled $397,719 for the year ended December 31, 2001. As noted above, while the FASB is reconsidering the exclusion of this type of intangible asset from the scope of SFAS No. 142, at the present time this intangible asset will continue to be amortized.



John R. Battersby, Jr.
Treasurer and Chief Financial Officer

TO OUR SHAREHOLDERS:

The consolidated financial statements appearing in this annual report have been prepared by the Corporation in accordance with accounting principles generally accepted in the United States of America. The primary responsibility for the integrity of the financial information included in this report rests with management. The opinion of KPMG LLP, the Corporation's independent accountants, on those consolidated financial statements is included herein.

The Corporation and its subsidiaries maintain a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of consolidated financial statements and other financial information.

The Internal Auditing Department is charged with the responsibility of verifying accounting records and reviewing internal controls. The internal auditor reports directly to the Audit Committee of the Board of Directors whose members are all non-employee directors. The Committee meets with management, the internal auditor and the independent auditors in conjunction with its review of matters relating to the consolidated financial statements and the internal audit program. The independent auditors and the internal auditor also meet with the Audit Committee without the presence of management.



Jan P. Updegraff
President and Chief Executive Officer



John R. Battersby, Jr.
Treasurer and Chief Financial Officer

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
CHEMUNG FINANCIAL CORPORATION:

We have audited the accompanying consolidated balance sheets of Chemung Financial Corporation and subsidiaries (the Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chemung Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Albany, New York
January 31, 2002

CONSOLIDATED BALANCE SHEETS

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES

	December 31 2001	December 31 2000
ASSETS		
Cash and due from banks	$ 29,023,378	26,726,373
Interest-bearing deposits with other financial institutions	1,357,999	1,437,728
Total cash and cash equivalents	30,381,377	28,164,101
Securities available for sale, at estimated fair value	239,136,669	222,707,143
Securities held to maturity, estimated fair value of $7,318,438 at December 31, 2001 and $6,774,036 at December 31, 2000	7,116,489	6,565,869
Loans, net of deferred origination fees and costs, and unearned income	423,754,548	394,571,609
Allowance for loan losses	(5,077,091)	(4,707,868)
Loans, net	418,677,457	389,863,741
Premises and equipment, net	14,750,014	13,597,641
Goodwill and intangible assets, net of accumulated amortization	4,466,420	5,053,723
Other assets	10,543,328	10,284,605
Total assets	$ 725,071,754	676,236,823
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest-bearing	$ 110,805,658	107,289,840
Interest-bearing	409,881,344	404,097,917
Total deposits	520,687,002	511,387,757
Securities sold under agreements to repurchase	79,457,282	49,406,826
Federal Home Loan Bank advances	37,600,000	33,400,000
Accrued interest payable	2,106,972	2,126,723
Dividends payable	911,772	886,729
Other liabilities	5,147,149	4,717,273
Total liabilities	645,910,177	601,925,308
Commitments and contingencies (note 13)		
Shareholders' equity:		
Common stock, $.01 par value per share, 10,000,000 shares authorized; 4,300,134 shares issued at December 31, 2001 and 2000	43,001	43,001
Capital surplus	22,215,098	22,011,527
Retained earnings	58,257,076	53,347,621
Treasury stock, at cost (335,906 shares at December 31, 2001; 269,549 shares at December 31, 2000)	(6,515,591)	(4,735,401)
Accumulated other comprehensive income	5,161,993	3,644,767
Total shareholders' equity	79,161,577	74,311,515
Total liabilities and shareholders' equity	$ 725,071,754	676,236,823

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31	2001	2000	1999
Interest and dividend income:			
Loans	$ 34,046,041	33,159,628	29,446,584
Securities	14,593,404	14,385,016	13,992,910
Federal funds sold	270,611	184,377	483,552
Interest-bearing deposits	211,613	248,942	253,724
Total interest and dividend income	49,121,669	47,977,963	44,176,770
Interest expense:			
Deposits	16,791,392	17,894,382	15,096,420
Borrowed funds	1,333,080	1,400,290	1,044,567
Securities sold under agreements to repurchase	3,567,576	2,760,186	2,586,552
Total interest expense	21,692,048	22,054,858	18,727,539
Net interest income	27,429,621	25,923,105	25,449,231
Provision for loan losses	1,100,000	750,000	672,669
Net interest income after provision for loan losses	26,329,621	25,173,105	24,776,562
Other operating income:			
Trust & investment services income	4,536,702	4,798,724	4,812,723
Service charges on deposit accounts	2,614,820	2,489,887	2,217,859
Net gain on sales of securities	490,705	216,053	150,585
Credit card merchant earnings	1,280,013	992,578	769,586
Other	1,284,979	1,534,970	1,454,253
Total other operating income	10,207,219	10,032,212	9,405,006
Other operating expenses:			
Salaries and wages	9,180,638	8,582,216	8,108,930
Pension and other employee benefits	2,663,166	2,167,209	2,457,172
Net occupancy expenses	1,946,855	1,878,329	1,838,431
Furniture and equipment expenses	1,751,991	1,893,852	1,713,266
Other	8,509,310	7,934,537	7,513,238
Total other operating expenses	24,051,960	22,456,143	21,631,037
Income before income tax expense	12,484,880	12,749,174	12,550,531
Income tax expense	3,991,628	3,994,075	4,159,030
Net income	$ 8,493,252	8,755,099	8,391,501
Weighted average shares outstanding	4,051,022	4,094,489	4,132,148
Basic earnings per share	$2.10	$2.14	$2.03

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES

		Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 1998	$	43,001	20,851,800	42,770,991	(2,970,954)	5,394,789	66,089,627
Comprehensive Income:							
Net income		—	—	8,391,501	—	—	8,391,501
Other comprehensive loss		—	—	—	—	(5,697,853)	(5,697,853)
Total comprehensive income							2,693,648
Restricted stock units for directors' deferred compensation plan		—	1,089,829	—	—	—	1,089,829
Cash dividends declared ($.76 per share)		—	—	(3,096,546)	—	—	(3,096,546)
Purchase of 58,674 shares of treasury stock		—	—	—	(1,464,675)	—	(1,464,675)
Balances at December 31, 1999	$	43,001	21,941,629	48,065,946	(4,435,629)	(303,064)	65,311,883
Comprehensive Income:							
Net Income		—	—	8,755,099	—	—	8,755,099
Other comprehensive income		—	—	—	—	3,947,831	3,947,831
Total comprehensive income							12,702,930
Restricted stock units for directors' deferred compensation plan		—	159,332	—	—	—	159,332
Cash dividends declared ($.86 per share)		—	—	(3,473,424)	—	—	(3,473,424)
Distribution of restricted stock units for directors' deferred compensation plan		—	(89,434)	—	97,341	—	7,907
Purchase of 19,068 shares of treasury stock		—	—	—	(397,113)	—	(397,113)
Balances at December 31, 2000	$	43,001	22,011,527	53,347,621	(4,735,401)	3,644,767	74,311,515
Comprehensive Income:							
Net Income		—	—	8,493,252	—	—	8,493,252
Other comprehensive income		—	—	—	—	1,517,226	1,517,226
Total comprehensive income							10,010,478
Restricted stock units for directors' deferred compensation plan		—	137,878	—	—	—	137,878
Cash dividends declared ($.90 per share)		—	—	(3,583,797)	—	—	(3,583,797)
Distribution of restricted stock units for directors' deferred compensation plan		—	(14,927)	—	14,342	—	(585)
Sale of 30,130 shares of treasury stock		—	80,620	—	548,851	—	629,471
Purchase of 97,275 shares of treasury stock		—	—	—	(2,343,383)	—	(2,343,383)
Balances at December 31, 2001	$	43,001	22,215,098	58,257,076	(6,515,591)	5,161,993	79,161,577

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 8,493,252	8,755,099	$ 8,391,501
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of goodwill and intangible assets	587,303	587,302	587,303
Provision for deferred tax (benefit) expense	(238,355)	364,908	45,955
Provision for loan losses	1,100,000	750,000	672,669
Depreciation and amortization	1,574,857	1,508,703	1,468,561
Amortization of premiums and accretion of discounts on securities, net	(119,310)	143,105	473,074
Net gain on sales of securities	(490,705)	(216,053)	(150,585)
Increase in other assets	(238,380)	(658,738)	(4,245,934)
(Decrease) increase in accrued interest payable	(19,751)	516,881	181,282
Expense related to restricted stock units for directors' deferred compensation plan	137,878	159,332	146,896
(Decrease) increase in other liabilities	(294,346)	313,269	874,023
Net cash provided by operating activities	10,492,443	12,223,808	8,444,745
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	23,295,629	25,222,319	12,238,709
Proceeds from maturities of and principal collected on securities held to maturity	3,745,029	7,140,429	4,529,397
Proceeds from maturities of and principal collected on securities available for sale	123,067,813	23,679,881	65,470,707
Purchases of securities available for sale	(159,703,735)	(37,579,602)	(79,608,744)
Purchases of securities held to maturity	(4,295,649)	(5,099,603)	(6,475,177)
Purchases of premises and equipment	(2,727,230)	(2,984,677)	(3,505,619)
Net increase in loans	(33,275,746)	(38,104,619)	(33,738,401)
Proceeds from sales of student loans	3,341,687	2,651,931	2,513,575
Net cash used in investing activities	(46,552,202)	(25,073,941)	(38,575,553)
Cash flows from financing activities:			
Net increase (decrease) in demand deposits, NOW accounts, savings accounts, and insured money market accounts	6,246,734	6,048,487	(10,265,077)
Net increase in certificates of deposit and individual retirement accounts	3,052,511	23,565,581	25,899,404
Net increase (decrease) in securities sold under agreements to repurchase	30,050,456	(539,665)	(640,878)
Federal Home Loan Bank advances	12,600,000	13,400,000	29,700,000
Repayments of Federal Home Loan Bank advances	(8,400,000)	(29,700,000)	(6,900,000)
Purchase of treasury stock	(2,343,383)	(397,113)	(1,464,675)
Sale of treasury stock	629,471	—	—
Cash dividends paid	(3,558,754)	(3,435,952)	(2,944,859)
Net cash provided by financing activities	38,277,035	8,941,338	33,383,915
Net increase (decrease) in cash and cash equivalents	2,217,276	(3,908,795)	3,253,107
Cash and cash equivalents, beginning of year	28,164,101	32,072,896	28,819,789
Cash and cash equivalents, end of year	$ 30,381,377	28,164,101	32,072,896
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 21,711,799	21,537,977	18,546,257
Income Taxes	$ 4,138,230	3,608,962	7,048,403
Supplemental disclosure of non-cash activity:			
Transfer of loans to other real estate owned	$ 20,343	137,261	398,667
Issuance of restricted stock units under directors' deferred compensation plan	—	—	942,933
Adjustment of securities available for sale to fair value, net of tax	$ 1,517,226	3,947,831	(5,697,853)

See accompanying notes to consolidated financial statements.

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
Chemung Financial Corporation (the Corporation), through its wholly owned subsidiaries, Chemung Canal Trust Company (the Bank) and CFS Group, Inc., provides a wide range of banking, financing, fiduciary and other financial services to its local market area. The Corporation is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory agencies.

BASIS OF PRESENTATION
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES
Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Corporation has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized cost. Securities to be held for indefinite periods of time or not intended to be held to maturity are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale are excluded from earnings and are reported as accumulated other comprehensive income (loss) in shareholders' equity, net of the related tax effects, until realized. Realized gains and losses are determined using the specific identification method.

Non-marketable equity securities are classified with securities available for sale. Non-marketable equity securities owned by the Corporation at December 31, 2001 and 2000 include Federal Home Loan Bank of New York (FHLB) stock and Federal Reserve Bank (FRB) stock, which are carried at cost since there is no readily available market price for these securities.

A decline in the fair value of any available for sale or held to maturity security below amortized cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment of yield using the interest method. Dividend and interest income is recognized when earned.

LOANS
Loans are stated at the amount of unpaid principal balance less unearned discounts and net deferred origination fees and costs. The Corporation has the ability and intent to hold its loans for the foreseeable future, except for student loans, which are sold to a third party from time to time upon reaching repayment status.

Interest on loans is accrued and credited to operations on the interest method. The accrual of interest is discontinued and previously accrued interest is reversed: when commercial loans become 90 days delinquent; and, when consumer, mortgage and home equity loans, which are not guaranteed by government agencies, become 120 days delinquent. Loans may also be placed on non-accrual status if management believes such classification is warranted for other purposes. Loan origination fees and certain direct loan origination costs are deferred and amortized over the life of the loan as an adjustment to yield, using the interest method.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level considered adequate to provide for probable loan losses. The allowance is increased by provisions charged to earnings and recoveries of loans previously charged off, and reduced by loan charge-offs. The adequacy of the allowance is based on management's evaluation of the inherent risk of loss in the loan portfolio, which includes consideration of prevailing economic conditions, past loss experience, the level of non-performing loans, delinquency levels and other factors pertinent to estimating losses inherent in the portfolio. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in New York State. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Management, considering current information and events regarding the borrower's ability to repay their obligations, considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral, less the estimated costs to sell if the loan is collateral dependent. Residential mortgage loans and consumer loans are evaluated collectively since they are homogeneous and generally carry smaller balances. All loans restructured in a troubled debt restructuring are also considered impaired loans. In general, interest income on impaired loans is recorded on a cash basis when collection in full is reasonably expected. If full collection is uncertain, cash receipts are applied first to principal, then to interest income.

PREMISES AND EQUIPMENT
Land is carried at cost, while buildings, equipment and furniture are stated at cost less accumulated depreciation and amortization. Depreciation is charged to current operations under accelerated and straight-line methods over the estimated useful lives of the assets, which range from 15 to 50 years for buildings and from 3 to 10 years for equipment and furniture. Amortization of leasehold improvements and leased equipment is recognized on the straight-line method over the shorter of the lease term or the estimated life of the asset.

OTHER REAL ESTATE
Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at the lower of the carrying value of the loan or estimated fair value of the property less estimated costs to dispose at the time of acquisition. Write downs from the carrying value of the loan to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. Subsequent to acquisition, other real estate is carried at the lower of the carrying amount or fair value less estimated costs to dispose. Subsequent adjustments to the carrying values of such properties resulting from declines in fair value are charged to operations in the period in which the declines occur. Other real estate owned at December 31, 2001, amounted to $82,035 and at December 31, 2000, amounted to $61,693.

INCOME TAXES
The Corporation files a consolidated tax return on the accrual method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for unused tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled, or the tax carryforwards are expected to be utilized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

TRUST AND INVESTMENT SERVICES INCOME
Assets held in a fiduciary or agency capacity for customers are not included in the accompanying consolidated balance sheets, since such assets are not assets of the Corporation. Trust and Investment Services income is recognized on the accrual method based on contractual rates applied to the balances of individual trust accounts. The market value of trust assets under administration totaled $1.375 billion at December 31, 2001, and $1.519 billion at December 31, 2000.

PENSION PLAN
Pension costs, based on actuarial computations of current and future benefits for employees, are charged to current operating results. The Corporation's funding policy is to contribute amounts to the plan sufficient to meet minimum regulatory funding requirements, plus such additional amounts as the Corporation may determine to be appropriate from time to time.

POSTRETIREMENT BENEFITS
The Corporation provides health care and life insurance benefits for retired employees. The estimated costs of providing benefits are accrued over the years the employees render services necessary to earn those benefits.

GOODWILL AND INTANGIBLE ASSETS
Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired in 1994, was being amortized over 15 years on a straight-line basis through December 31, 2001. Deposit base intangible, resulting from the Corporation's purchase of deposits from the Resolution Trust Company in 1994, is being amortized over the expected useful life of 15 years on a straight-line basis. See "RECENT ACCOUNT PRONOUNCEMENTS" for further information regarding the accounting for goodwill and intangible assets subsequent to December 31, 2001.

BASIC EARNINGS PER SHARE
Basic earnings per share was computed on the basis of the weighted average number of common shares outstanding, retroactively adjusted for stock splits and dividends. Issuable shares (such as those related to directors' restricted stock units) are considered outstanding and are included in the computation of basic earnings per share.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash and amounts due from banks, interest-bearing deposits with other financial institutions, federal funds sold, and U.S. Treasury securities with original terms to maturity of 90 days or less.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
The Corporation enters into sales of securities under agreements to repurchase. The agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The amount of the securities underlying the agreements continue to be carried in the Corporation's securities portfolio. The Corporation has agreed to repurchase securities identical to those sold. The securities underlying the agreements are under the Corporation's control.

OTHER FINANCIAL INSTRUMENTS
The Corporation is a party to certain other financial instruments with off-balance-sheet risk such as commitments under standby letters of credit, unused portions of lines of credit and commitments to fund new loans. The Corporation's policy is to record such instruments when funded.

COMPREHENSIVE INCOME
Comprehensive income at the Corporation represents net income plus other comprehensive income or loss, which consists of the net change in unrealized holding gains or losses on securities available for sale, net of the related tax effect. Accumulated other comprehensive income or loss represents the net unrealized holding gains or losses on securities available for sale as of the consolidated balance sheet dates, net of the related tax effect.

Comprehensive income for the years ended December 31, 2001, 2000, and 1999, was $10,010,478, $12,702,930, and $2,693,648, respectively. The following summarizes the components of other comprehensive income (loss):

Unrealized net holding gains during the year ended December 31, 2001, net of tax (pre-tax amount of $2,969,923)	$ 1,813,563
Reclassification adjustment for net gains realized in net income during the year-ended December 31, 2001, net of tax (pre-tax amount of $490,705)	(296,337)
Other comprehensive income for the year-ended December 31, 2001	$ 1,517,226
Unrealized net holding gains during the year-ended December 31, 2000, net of tax (pre-tax amount of $6,789,197)	$ 4,077,592
Reclassification adjustment for net gains realized in net income during the year-ended December 31, 2000, net of tax (pre-tax amount of $216,053)	(129,761)
Other comprehensive income for the year-ended December 31, 2000	$ 3,947,831
Unrealized net holding losses during the year ended December 31, 1999, net of tax (pre-tax amount of ($9,336,350))	$(5,607,412)
Reclassification adjustment for net gains realized in net income during the year-ended December 31, 1999, net of tax (pre-tax amount of $150,585)	(90,441)
Other comprehensive loss for the year-ended December 31, 1999	$(5,697,853)

SEGMENT REPORTING
The Corporation's operations are solely in the financial services industry and include the provision of traditional commercial banking services. The Corporation operates primarily in the geographical regions of Chemung, Steuben, Schuyler, and Tioga Counties, including the northern tier of Pennsylvania. Management makes operating decisions and assesses performance based on an ongoing review of the Corporation's commercial banking operations, which constitute the Corporation's only reportable segment.

RECLASSIFICATION
Amounts in the prior years' consolidated financial statements are reclassified whenever necessary to conform with the current year's presentation.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes comprehensive accounting and reporting requirements for derivative instruments and hedging activities. The Statement requires companies to recognize all derivatives as either assets or liabilities, including certain derivative instruments embedded in other contracts, with the instruments measured at fair value. The accounting for gains and losses resulting from changes in fair value of the derivative instrument depends on the intended use of the derivative and the type of risk being hedged. This Statement, as amended by SFAS Nos. 137 and 138, was effective for the Corporation as of January 1, 2001. Based on management's evaluation of SFAS No. 133, the adoption of this Statement did not have any impact on the Corporation's consolidated financial statements, as the Corporation did not have any derivative instruments, including derivative instruments embedded in other contracts, as of January 1, 2001, or at any time during the year ended December 31, 2001.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supercedes Accounting Principles Board ("APB") No. 16, "Business Combinations," and requires that all business combinations be accounted for under the purchase method of accounting, thus eliminating the pooling-of-interests method of accounting. SFAS No. 141 did not change many of the provisions of APB No. 16 related to the application of the purchase method. However, SFAS No. 141 does specify criteria for recognizing intangible assets separate from goodwill and requires additional disclosures regarding business combinations. SFAS No. 141 is effective for business combinations initiated after June 30, 2001.

SFAS No. 142 requires that acquired intangible assets (other than goodwill) be amortized over their useful economic life; while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified in the Statement. SFAS No. 142 currently excludes from its scope unidentifiable intangible assets recorded under SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." The FASB has announced that additional research will be performed to decide whether unidentifiable intangible assets recorded under SFAS No. 72 should be accounted for similarly to goodwill under SFAS No. 142. However, issuance of a final Statement with respect to this matter is not expected until the fourth quarter of 2002.

SFAS No. 142 requires that goodwill be evaluated for impairment no later than December 31, 2002, and annually thereafter. The Corporation expects that the results of the impairment test will conclude that the carrying value of its goodwill is not impaired as of December 31, 2001.

The Corporation adopted SFAS No. 142 on January 1, 2002. At December 31, 2001, the Corporation had goodwill of $1,516,666 related to the acquisition of a bank in 1994. The amortization expense related to this goodwill amounted to $189,583 for the year ended December 31, 2001. In accordance with SFAS No. 142, the Corporation will no longer amortize this goodwill subsequent to December 31, 2001, which will reduce non-interest expenses by $189,583 in 2002, as compared to 2001.

At December 31, 2001, the Corporation also has an intangible asset of approximately $2,949,754 related to the acquisition of deposits from the Resolution Trust Company in 1994. This intangible asset is currently excluded from the scope of SFAS No. 142. The amortization expense related to this intangible asset totaled $397,719 for the year ended December 31, 2001. As noted above, while the FASB is reconsidering the exclusion of this type of intangible asset from the scope of SFAS No. 142, at the present time this intangible asset will continue to be amortized.

2. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Corporation is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement was $500,000 at December 31, 2001.

3. SECURITIES

Amortized cost and estimated fair value of securities available for sale at December 31, 2001 and 2000, are as follows:

	2001		2000	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
U.S. Treasury securities	$ –	–	14,000,787	14,014,040
Obligations of U.S. Government agencies	98,866,251	100,129,417	76,567,432	76,655,432
Mortgage-backed securities	92,538,928	92,992,484	87,691,888	87,129,166
Obligations of states and political subdivisions	17,496,893	17,728,855	18,420,899	18,531,434
Corporate bonds and notes	14,704,510	14,830,561	12,443,061	12,185,427
Corporate stocks	6,982,327	13,455,352	7,514,534	14,191,644
Total	$ 230,588,909	239,136,669	216,638,601	222,707,143

Included in corporate stocks at both December 31, 2001 and 2000, is the Corporation's required investment in the stock of the Federal Home Loan Bank of New York (FHLB) carried at its cost basis of $5,710,000 and $5,245,000, respectively. This investment allowed the Corporation to maintain a $73,197,400 line of credit with the FHLB at December 31, 2001, and $66,543,300 at December 31, 2000. Other required equities in the Corporation's portfolio include 10,700 shares of Federal Reserve Bank stock carried at $535,000 at December 31, 2001, and 10,638 shares carried at $531,900 at December 31, 2000.

Gross unrealized gains and losses on securities available for sale at December 31, 2001 and 2000, were as follows:

	2001		2000	
	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses
U.S. Treasury securities	$ –	–	29,913	16,660
Obligations of U.S. Government agencies	1,336,634	73,468	413,738	325,738
Mortgage-backed securities	631,300	177,744	239,965	802,687
Obligations of states and other political subdivisions	336,204	104,242	192,953	82,418
Corporate bonds and notes	310,123	184,072	101,166	358,800
Corporate stocks	6,481,357	8,332	6,679,193	2,083
Total	$ 9,095,618	547,858	7,656,928	1,588,386

Gross realized gains on sales of securities available for sale were $528,634, $1,388,358, and $150,585 for the years ended December 31, 2001, 2000 and 1999, respectively. Gross realized losses on sales of securities available for sale were $37,929 and $1,172,305 for the years ended December 31, 2001 and 2000, respectively. There were no realized losses on sales of securities available for sale for the year ended December 31, 1999.

Securities held to maturity of $7,116,489 and $6,565,869 at December 31, 2001 and 2000, respectively, represent non-marketable obligations of political subdivisions, usually local municipalities. Estimated fair value at December 31, 2001 and 2000 was $7,318,438 and $6,774,036, respectively. There were no sales of securities held to maturity in 2001, 2000 or 1999. The contractual maturity of these securities at amortized cost is as follows at December 31, 2001: $3,865,709 (fair value of $3,901,901) within one year, $1,983,510 (fair value of $2,047,036) after one year but within five years, $977,270 (fair value of $1,038,252) after five years but within ten years and $290,000 (fair value of $331,249) greater than ten years.

Interest and dividend income on securities for the years ended December 31, 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Taxable:			
U.S. Treasury securities	$ 297,520	767,261	1,119,844
Obligations of U.S. Government agencies	5,794,805	5,674,224	5,227,780
Mortgage-backed securities	5,933,499	5,190,539	5,201,842
Corporate bonds and notes	907,945	816,503	631,480
Corporate stocks	552,212	638,503	536,980
Exempt from federal taxation:			
Obligations of states and political subdivisions	1,107,423	1,297,986	1,274,984
Total	$ 14,593,404	14,385,016	13,992,910

The amortized cost and estimated fair value by years to contractual maturity (mortgage-backed securities are shown as maturing based on the estimated average life at the projected prepayment speed) as of December 31, 2001, for debt securities available for sale are as follows:

	Maturing			
	Within One Year		After One, But Within Five Years	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Obligations of U.S. Government agencies	27,150,523	27,562,650	30,517,922	30,733,922
Mortgage-backed securities	436,361	443,433	10,392,766	10,690,839
Obligations of states and political subdivisions	980,861	999,046	5,162,622	5,338,798
Corporate bonds and notes	–	–	5,072,720	5,248,750
Total	$ 28,567,745	29,005,129	51,146,030	52,012,309

	Maturing			
	After Five, But Within Ten Years		After Ten Years	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Obligations of U.S. Government agencies	39,642,178	40,264,095	1,555,628	1,568,750
Mortgage-backed securities	33,472,881	33,606,877	48,236,920	48,251,335
Obligations of states and political subdivisions	11,298,550	11,335,583	54,860	55,428
Corporate bonds and notes	2,271,988	2,214,500	7,359,802	7,367,311
Total	$ 86,685,597	87,421,055	57,207,210	57,242,824

Actual maturities may differ from contractual maturities above because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

The fair value of securities pledged to secure public funds on deposit or for other purposes as required by law was $184,468,089 at December 31, 2001, and $167,221,355 at December 31, 2000. This includes mortgage-backed securities totaling $32,337,536 and $28,418,761 (fair value of $32,376,437 and $27,976,040), and obligations of U.S. Government agencies totaling $61,763,587 and $38,474,622 (fair value of $62,332,729 and $38,271,246) pledged to secure securities sold under agreements to repurchase at December 31, 2001 and 2000, respectively.

There are no securities of a single issuer (other than securities of the U.S. Government and its agencies) that exceed 10% of shareholders' equity at December 31, 2001 or 2000.

The Corporation has equity investments in Southern Tier Business Development, LLC and Cephas Capital Partners, L.P. These small business investment companies were established for the purpose of providing financing to small businesses in market areas served by the Corporation, including minority-owned small businesses and those that are anticipated to create jobs for the low-to-moderate income levels in the targeted areas. As of December 31, 2001 and 2000, these investments totaled $2,967,300 and $2,392,143, respectively, are included in other assets, and are accounted for under the equity method of accounting.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the loan portfolio is summarized as follows:

DECEMBER 31,	2001	2000
Residential mortgages	$ 101,168,582	92,626,675
Commercial mortgages	48,510,572	43,272,341
Commercial, financial and agricultural	139,821,707	115,176,298
Consumer loans	134,626,731	143,742,646
Net deferred origination fees and costs, and unearned income	(373,044)	(246,351)
	$ 423,754,548	394,571,609

Included in consumer loans are student loans totaling $4,191,072 at December 31, 2001, and $3,853,277 at December 31, 2000, which are considered held for sale once these loans enter repayment status.

Residential mortgages totaling $83,078,601 at December 31, 2001, and $79,067,465 at December 31, 2000, were pledged under a blanket collateral agreement for the Corporation's line of credit with the FHLB.

The Corporation's market area encompasses the New York State counties of Chemung, Steuben, Schuyler and Tioga, as well as the Northern Tier of Pennsylvania. Substantially all of the Corporation's outstanding loans are with borrowers living or doing business within 25 miles of the Corporation's branches in these counties. The Corporation's concentrations of credit risk by loan type are reflected in the preceding table. The concentrations of credit risk with standby letters of credit, committed lines of credit and commitments to originate new loans, generally follow the loan classifications in the table above. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

The following table summarizes the Corporation's non-performing loans at December 31, 2001 and 2000:

	2001	2000
Non-accrual loans	$ 1,490,081	1,078,240
Troubled debt restructurings	77,516	404,476
Loans 90 days or more past due and still accruing interest	4,065,288	223,974
	$ 5,632,885	1,706,690

The effect of non-accrual loans on interest income for the years ended December 31, 2001, 2000 and 1999 was not material. The Corporation is not committed to advance additional funds to borrowers with non-performing loans.

Transactions in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Balances at January 1	$ 4,707,868	4,665,093	4,509,185
Provision charged to operations	1,100,000	750,000	672,669
Loans charged off	(949,692)	(853,409)	(690,034)
Recoveries	218,915	146,184	173,273
Balances at December 31	$ 5,077,091	4,707,868	4,665,093

At December 31, 2001 and 2000, the recorded investment in loans that are considered to be impaired totaled $746,734 and $816,326, respectively. Included in the 2001 amount are impaired loans of $428,779 for which the related allowance for loan losses is $278,344. The 2000 amount includes $367,951 of impaired loans with a related allowance for loan losses of $200,839. The average recorded investment in impaired loans during 2001, 2000 and 1999 was $849,892, $744,081 and $3,171,533, respectively. The effect on interest income for impaired loans was not material to the consolidated financial statements in 2001, 2000 or 1999.

5. PREMISES & EQUIPMENT

Premises and equipment at December 31, 2001 and 2000 are as follows:

	2001	2000
Land	$ 2,681,408	2,681,408
Buildings	16,433,926	15,030,100
Equipment and furniture	17,327,476	16,044,062
Leasehold improvements	432,876	431,448
	36,875,686	34,187,018
Less accumulated depreciation	22,125,672	20,589,377
	$ 14,750,014	13,597,641

6. DEPOSITS

A summary of deposits at December 31, 2001 and 2000 is as follows:

	2001	2000
Non-interest-bearing demand deposits	$ 110,805,658	107,289,840
Interest-bearing demand deposits	39,331,058	39,128,338
Insured money market accounts	44,598,178	53,146,665
Savings deposits	96,036,417	84,959,734
Time deposits	229,915,691	226,863,180
	$ 520,687,002	511,387,757

Time deposits include certificates of deposit in denominations of $100,000 or more aggregating $57,522,589 and $65,082,752 at December 31, 2001 and 2000, respectively. Interest expense on such certificates was $3,207,552, $4,163,041 and $2,777,298 for 2001, 2000 and 1999, respectively.

Scheduled maturities of time deposits at December 31, 2001, are summarized as follows:

2002	$ 178,142,448
2003	28,611,412
2004	11,499,316
2005	5,872,145
2006	5,768,125
2007 and thereafter	22,245
	$ 229,915,691

7. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

A summary of securities sold under agreements to repurchase as of and for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	*2000*	*1999*
Securities sold under agreements to repurchase:			
Balance at December 31	$79,457,282	49,406,826	49,946,491
Maximum month-end balance	$79,658,810	51,003,367	53,731,116
Average balance during year	$68,653,225	50,110,845	51,900,947
Weighted-average rate at December 31	4.68%	5.75%	4.97%
Average rate paid during year	5.20%	5.51%	4.98%

The agreements have remaining contractual maturities of 2 days to 9.2 years at December 31, 2001, with a weighted-average contractual maturity of 3.9 years. Certain of the agreements have call features. At December 31, 2001, the weighted-average period to the earlier of the next call date or the contractual maturity date is approximately seven months.

Information concerning outstanding securities repurchase agreements as of December 31, 2001, is summarized as follows:

Remaining Term to Final Maturity(1):	Repurchase Liability	Accrued Interest Payable	Weighted Average Rate	Fair Value of Collateral Securities (2)
Within 90 days	$ 4,957,282	$ –	0.37%	$10,147,954
After 90 days but with one year	20,000,000	148,894	3.49%	20,887,761
After one year but within five years	19,500,000	175,597	6.17%	19,905,783
After five years but within ten years	35,000,000	138,361	5.15%	36,287,218
Total	$79,457,282	$462,852	4.68%	$87,228,716

(1) The weighted-average remaining term to final maturity was approximately 3.9 years at December 31, 2001. At December 31, 2001, $54.5 million of the securities repurchase agreements contained call provisions. The weighted-average rate at December 31, 2001, on the callable securities repurchase agreements was 5.51%, with a weighted-average remaining period of approximately 10 months to the call date. At December 31, 2001, $25.0 million of the securities repurchase agreements did not contain call provisions. The weighted-average rate at December 31, 2001, on the non-callable securities repurchase agreements was 2.87%, with a weighted-average term to maturity of approximately 5 months.

(2) Represents the fair value of the securities subject to the repurchase agreements, plus accrued interest receivable of approximately $840 thousand at December 31, 2001

8. FEDERAL HOME LOAN BANK ADVANCES

The following is a summary of Federal Home Loan Bank advances at December 31, 2001:

Amount	Weighted Average Rate	Maturity	First Call Date
$12,600,000	1.35%	January 2, 2002	–
10,000,000	4.90%	October 2, 2003	–
5,000,000	5.41%	December 29, 2005	December 29, 2002
10,000,000	4.41%	October 20, 2008	January 20, 2002
$37,600,000	3.65%		

Residential mortgages totaling $83,078,601 at December 31, 2001, were pledged under a blanket collateral agreement for the Corporation's advances with the FHLB.

9. INCOME TAXES

For the years ended December 31, 2001, 2000 and 1999, income tax expense attributable to income from operations consisted of the following:

	2001	2000	1999
Current:			
State	$ 414,260	195,635	481,750
Federal	3,815,723	3,433,532	3,631,325
	4,229,983	3,629,167	4,113,075
Deferred expense (benefit)	(238,355)	364,908	45,955
	$ 3,991,628	3,994,075	4,159,030

Income tax expense differed from the amounts computed by applying the U.S. Federal statutory income tax rate to income before income tax expense as follows:

	2001	2000	1999
Tax computed at statutory rate	$ 4,244,859	4,334,719	4,267,180
Tax-exempt interest	(569,665)	(641,915)	(522,865)
Dividend exclusion	(43,718)	(57,865)	(55,707)
State taxes, net of Federal benefit	243,268	207,909	371,094
Nondeductible interest expense	70,417	87,796	64,792
Other items, net	46,467	63,431	34,536
Actual income tax expense	$ 3,991,628	3,994,075	4,159,030

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000, are presented below:

	2001	2000
DEFERRED TAX ASSETS:		
Allowance for loan losses-book	$ 1,977,527	1,833,715
Accrual for post-retirement benefits other than pensions	773,433	750,598
Deferred loan fees	144,101	94,221
Deferred compensation and directors' fees	751,490	691,179
Interest on non-accrual loans	40,526	24,525
Other	91,311	76,237
Total gross deferred tax assets	3,778,388	3,470,475
DEFERRED TAX LIABILITIES:		
Depreciation	120,735	178,370
Prepaid pension	327,591	276,766
Net unrealized gains on securities available for sale	3,385,768	2,423,776
Other	246,017	169,649
Total gross deferred tax liabilities	4,080,111	3,048,561
Net deferred tax (liability) asset	$ (301,723)	421,914

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the loss carryback period. A valuation allowance is recognized when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

10. PENSION PLAN AND OTHER BENEFIT PLANS

The Corporation has a noncontributory defined benefit pension plan covering substantially all employees. The plan's defined benefit formula generally bases payments to retired employees upon their length of service multiplied by a percentage of the average monthly pay over the last five years of employment.

The following table presents (1) changes in the plan's projected benefit obligation and plan assets, and (2) the plan's funded status reconciled with amounts recognized in the Corporation's consolidated balance sheet at December 31, 2001 and 2000:

	2001	2000
CHANGES IN PROJECTED BENEFIT OBLIGATION:		
Projected benefit obligation at beginning of year	$ 13,998,022	13,021,081
Service cost	343,187	297,927
Interest cost	1,028,972	990,817
Actuarial loss	1,095,926	607,380
Benefits paid	(916,119)	(919,183)
Projected benefit obligation at end of year	$ 15,549,988	13,998,022
CHANGES IN FAIR VALUE OF PLAN ASSETS:		
Fair value of plan assets at beginning of year	19,355,021	20,423,565
Actual loss on plan assets	(203,033)	(108,791)
Expenses paid	(37,494)	(40,570)
Benefits paid	(916,119)	(919,183)
Fair value of plan assets at end of year	$ 18,198,375	19,355,021
FUNDED STATUS:		
Plan assets in excess of projected benefit obligation at end of year	2,648,387	5,356,999
Unrecognized net transition obligation being recognized over 10 years	420,126	490,014
Unrecognized prior service cost	646,575	721,391
Unrecognized net actuarial gain	(2,547,019)	(5,595,059)
Prepaid pension cost	$ 1,168,069	973,345

Net periodic pension income in 2001, 2000 and 1999 is comprised of the following:

	2001	2000	1999
Service cost, benefits earned during the year	$ 343,187	297,927	320,308
Interest cost on projected benefit obligation	1,028,972	990,817	986,425
Expected return on plan assets	(1,419,320)	(1,499,853)	(1,437,813)
Net amortization and deferral	(147,563)	(402,536)	(272,260)
Net periodic pension income	$ (194,724)	(613,645)	(403,340)

The principal actuarial assumptions used in determining the projected benefit obligation as of December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Discount rate	7.00%	7.50%	8.00%
Expected long-term rate of return on assets	7.50%	7.50%	7.50%
Assumed rate of future compensation increase	5.00%	5.00%	5.00%

The pension plan's assets at December 31, 2001 and 2000, are invested in common and preferred stocks, U.S. Government securities, corporate bonds and notes, and mutual funds.

The Corporation also sponsors a defined contribution profit sharing, savings and investment plan which covers all employees with a minimum of 1,000 hours of annual service. The Corporation makes discretionary profit sharing contributions to the plan based on the financial results of the Corporation. The Corporation also makes matching contributions at the rate of 50% of the first 6% of an eligible employee's current earnings contributed to the plan. Expense under the plan totaled $687,724, $681,193, and $620,279 for the years ended December 31, 2001, 2000 and 1999, respectively. The plan's assets at December 31, 2001 and 2000, include 380,712 and 382,180 shares, respectively, of Chemung Financial Corporation common stock, as well as common and preferred stocks, U.S. Government securities, corporate bonds and notes, and mutual funds.

The Corporation sponsors a defined benefit health care plan that provides postretirement medical, dental and prescription drug benefits to full-time employees who meet minimum age and service requirements. Postretirement life insurance benefits are also provided to certain employees who retired prior to July 1981. The plan is contributory, with retiree contributions adjusted annually, and contains other cost sharing features such as deductibles and coinsurance. The accounting for the plan anticipates future cost-sharing changes to the written plan that are consistent with the Corporation's expressed intent to increase the retiree contribution rate annually for the expected general inflation rate for that year.

The following table presents (1) changes in the plan's accumulated postretirement benefit obligation and (2) the plan's funded status reconciled with amounts recognized in the Corporation's consolidated balance sheet at December 31, 2001 and 2000:

CHANGES IN ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:	2001	2000
Accumulated postretirement benefit obligation at beginning of year	$ 2,440,417	2,543,000
Service cost	25,000	23,000
Interest cost	210,000	181,000
Participant contributions	97,059	88,340
Actuarial loss (gain)	607,741	(74,829)
Benefits paid	(310,545)	(320,094)
Accumulated postretirement benefit obligation at end of year	$ 3,069,672	2,440,417
ACCRUED POSTRETIREMENT BENEFIT COST:		
Unfunded postretirement benefit obligation end of year	$ (3,069,672)	(2,440,417)
Unrecognized prior service cost	352,000	380,000
Unrecognized net actuarial loss	722,410	133,669
Accrued postretirement benefit cost at end of year, included in other liabilities	$ (1,995,262)	(1,926,748)

The components of net periodic post-retirement benefit cost for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Service cost	$ 25,000	23,000	42,000
Interest cost	210,000	181,000	174,000
Net amortization and deferral	47,000	28,000	22,000
Net periodic postretirement benefit cost	$282,000	232,000	238,000

The postretirement benefit obligation was determined using a discount rate of 7.00% for 2001 and 7.50% for 2000. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation initially ranged from 8.0% to 8.5% in 2001, depending on the specific plan, and was decreased to a range of 5.0% to 5.5% in 2008 and thereafter, over the projected payout of benefits. The health care cost trend rate assumption can have a significant effect on the amounts reported. If the health care cost trend rate was increased one percent in each year, the accumulated postretirement benefit obligation as of December 31, 2001, would have increased by 4.1%, and the aggregate of service and interest cost would have increased by 3.4%. If the health care cost trend rate was decreased one percent in each year, the accumulated postretirement benefit obligation as of December 31, 2001, would have decreased by 3.7%, and the aggregate of service and interest cost would have decreased by 3.0%. However, the plan limits the increase in the Corporation's annual contributions to the plan for most participants to the increase in base compensation for active employees.

The Corporation also sponsors an Executive Supplemental Pension Plan for certain current and former executive officers to restore certain pension benefits that may be reduced due to limitations under the Internal Revenue Code. The benefits under this plan are unfunded and as of December 31, 2001 and 2000, the projected benefit obligation was $557,671 and $555,936, respectively. As of December 31, 2001 and 2000, the Corporation had an accrued benefit liability of $327,014 and $262,777, respectively, related to this plan. The Corporation recorded an expense of $85,157, $62,989 and $44,138 related to this plan during 2001, 2000 and 1999, respectively.

11. RELATED PARTY TRANSACTIONS

Members of the Board of Directors, certain Corporation officers, and their immediate families directly, or through entities in which they are principal owners (more than 10% interest), were customers of, and had loans and other transactions with, the Corporation in the ordinary course of business. All loans and commitments included as part of such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans and commitments, which did not involve more than normal risk of collectibility or present other unfavorable features, are summarized as follows for the years ended December 31, 2001 and 2000:

	2001	2000
Balance at beginning of year	$ 15,034,221	7,218,807
Additions	25,833,686	85,567,181
Amounts collected	(24,700,933)	(77,751,767)
Balance at end of year	$ 16,166,974	15,034,221

12. EXPENSES

The following expenses, which exceeded 1% of total revenues (total interest income plus other operating income) in at least one of the years presented, are included in other operating expenses:

	2001	2000	1999
Data processing services	$2,812,299	2,176,368	1,979,254
Advertising	729,223	708,449	646,594
Amortization of goodwill and intangible assets	587,303	587,302	587,303

13. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. Commitments to outside parties under standby letters of credit, unused portions of lines of credit, and commitments to fund new loans totaled $2,289,691, $126,866,745 and $9,726,476, respectively, at December 31, 2001. Commitments to outside parties under standby letters of credit, unused portions of lines of credit, and commitments to fund new loans totaled $2,538,946, $121,482,176 and $9,516,697, respectively, at December 31, 2000. Because many commitments and almost all standby letters of credit expire without being funded in whole or in part, the contract amounts are not estimates of future cash flows. Loan commitments and unused lines of credit have off-balance sheet credit risk because only origination fees are recognized on the consolidated balance sheet until commitments are fulfilled or expire. The credit risk amounts are equal to the contractual amounts, assuming the amounts are fully advanced and collateral or other security is of no value. The Corporation does not anticipate losses as a result of these transactions. These commitments also have off-balance sheet interest rate risk in that the interest rate at which these commitments were made may not be at market rates on the date the commitments are fulfilled.

At December 31, 2001, the Corporation had outstanding commitments totaling $111,375 to fund equity investments in Southern Tier Business Development, LLC.

The Corporation has employment contracts with certain of its senior officers, which expire at various dates through 2004 and may be extended on a year-to-year basis.

In the normal course of business, there are various outstanding legal proceedings involving the Corporation or its subsidiaries. In the opinion of management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of the Corporation.

14. SHAREHOLDERS' EQUITY

Under Federal Reserve regulations, the Bank is limited to the amount it may loan to the Corporation, unless such loans are collateralized by specific obligations. At December 31, 2001, the maximum amount available for transfer from the Bank to the Corporation in the form of unsecured loans was $1,786,985. The Bank is also subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior regulatory approval. Dividends are limited to retained net profits, as defined by regulations, for the current year and the two preceding years. At December 31, 2001, approximately $11.0 million was available for the declaration of dividends from the Bank to the Corporation.

15. PARENT COMPANY FINANCIAL INFORMATION

Condensed parent company only financial statement information of Chemung Financial Corporation is as follows:

BALANCE SHEETS – DECEMBER 31	2001	2000
Assets:		
Cash on deposit with subsidiary bank	$ 1,015,508	911,957
Investment in subsidiary — Chemung Canal Trust Company	74,816,630	69,599,138
Investment in subsidiary — CFS Group, Inc.	204,858	250,000
Dividends receivable	911,772	886,729
Securities available for sale, at estimated fair value	154,044	1,154,920
Other assets	3,004,165	2,422,256
Total assets	$ 80,106,977	75,225,000
Liabilities and shareholders' equity:		
Dividend payable	911,772	886,729
Other liabilities	33,628	26,756
Total Liabilities	945,400	913,485
Shareholders' equity:		
Total shareholders' equity	79,161,577	74,311,515
Total liabilities and shareholders' equity	$ 80,106,977	75,225,000

STATEMENTS OF INCOME – YEARS ENDED DECEMBER 31	2001	2000	1999
Interest and dividend income	$ 87,215	88,450	93,060
Net gain on sales of securities	60,000	–	–
Other (loss) income	(270,166)	216,277	177,530
Dividends from subsidiary bank	5,083,798	4,918,121	4,496,546
Income before equity in undistributed earnings (losses) of subsidiaries	4,960,847	5,222,848	4,767,136
Equity in undistributed losses of CFS Group, Inc.	(45,142)	–	–
Equity in undistributed earnings of Chemung Canal Trust Company	3,578,823	3,692,888	3,759,448
Operating expenses	(105,181)	(96,989)	(76,032)
Income before income tax benefit/expense	8,389,347	8,818,747	8,450,552
Income tax benefit (expense)	103,905	(63,648)	(59,051)
Net Income	$ 8,493,252	8,755,099	8,391,501

STATEMENT OF CASH FLOWS – YEARS ENDED DECEMBER 31	2001	2000	1999
Cash flows from operating activities:			
Net Income	$ 8,493,252	8,755,099	8,391,501
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of Chemung Canal Trust Company	(3,578,823)	(3,692,888)	(3,759,448)
Equity in undistributed losses of CFS Group, Inc.	45,142	–	–
Net gain on sales of securities	(60,000)	–	–
(Increase) decrease in dividend receivable	(25,043)	62,528	(151,687)
Increase in other assets	(581,442)	(234,515)	(388,436)
Increase in other liabilities	6,286	18,238	13,520
Distribution of restricted stock units for directors' deferred compensation plan	16,845	106,883	–
Net cash provided by operating activities	4,316,217	5,015,345	4,105,450
Cash flow from investing activities:			
Investment in CFS Group, Inc.	–	(250,000)	–
Proceeds from sale of securities available for sale	1,060,000	–	–
Purchase of securities available for sale	–	(49,992)	–
Net cash provided by (used in) investing activities	1,060,000	(299,992)	–
Cash flow from financing activities:			
Cash dividends paid	(3,558,754)	(3,435,952)	(2,944,859)
Purchase of treasury stock	(2,343,383)	(397,113)	(1,464,675)
Sale of treasury stock	629,471	–	–
Net cash used in financing activities	(5,272,666)	(3,833,065)	(4,409,534)
Increase (decrease) in cash and cash equivalents	103,551	882,288	(304,084)
Cash and cash equivalents at beginning of year	911,957	29,669	333,753
Cash and cash equivalents at end of year	$ 1,015,508	911,957	29,669

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

SHORT-TERM FINANCIAL INSTRUMENTS

For those short-term instruments that generally mature in ninety days or less, the carrying value approximates fair value.

SECURITIES

Fair values for securities are based on either 1) quoted market prices, 2) dealer quotes, 3) a correspondent bank's pricing system, or 4) discounted cash flows to maturity. For certain securities, such as equity investments in the FHLB and Federal Reserve Bank, and non-marketable obligations of political subdivisions, fair value is estimated to approximate amortized cost.

LOANS RECEIVABLE

For variable-rate loans that reprice frequently, fair values approximate carrying values. The fair values for other loans are estimated through discounted cash flow analysis using interest rates currently being offered for loans with similar terms and credit quality.

DEPOSITS

The fair values disclosed for demand deposits, savings accounts and money market accounts are, by definition, equal to the amounts payable on demand at the reporting date (i.e., their carrying values).

The fair value of certificates of deposits is estimated using a discounted cash flow approach that applies interest rates currently being offered on certificates to a schedule of the weighted-average expected monthly maturities.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (REPURCHASE AGREEMENTS)

These instruments bear both variable and fixed rates of interest. Therefore, the carrying value approximates fair value for the variable rate instruments and the fair value of fixed rate instruments is based on discounted cash flows to maturity.

FEDERAL HOME LOAN BANK ADVANCES

These instruments bear a stated rate of interest to maturity and, therefore, the fair value is based on discounted cash flows to maturity.

COMMITMENTS TO EXTEND CREDIT

The fair value of commitments to extend credit is based on fees currently charged to enter into similar agreements, the counterparty's credit standing and discounted cash flow analysis. The fair value of these commitments to extend credit approximates the recorded amounts of the related fees and is not material at December 31, 2001 and 2000.

ACCRUED INTEREST RECEIVABLE AND PAYABLE

For these short term instruments, the carrying value approximates fair value.

The estimated fair value of the Corporation's financial instruments as of December 31, 2001 and 2000 are as follows (dollars in thousands):

	2001		2000	
FINANCIAL ASSETS:	Carrying Amount	Estimated Fair Value[1]	Carrying Amount	Estimated Fair Value[1]
Cash and due from banks	$ 29,023	29,023	26,726	26,726
Interest-bearing deposits	1,358	1,358	1,438	1,438
Securities	246,253	246,455	229,273	229,481
Net loans	418,677	434,981	389,864	389,914
Accrued interest receivable	4,363	4,363	4,266	4,266
FINANCIAL LIABILITIES:				
Deposits:				
Demand, savings, and insured money market accounts	$ 290,771	290,771	284,525	284,525
Time deposits	229,916	233,514	226,863	228,167
Repurchase agreements	79,457	81,574	49,407	49,768
Federal Home Loan Bank advances	37,600	38,109	33,400	33,104
Accrued interest payable	2,107	2,107	2,127	2,127
Dividends payable	912	912	887	887

(1) Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

17. REGULATORY CAPITAL REQUIREMENTS

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (all as defined in the applicable regulations). Management believes that, as of December 31, 2001 and 2000, the Corporation and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank of New York categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There have been no conditions or events since that notification that management believes have changed the Bank's or the Corporation's capital category.

The actual capital amounts and ratios of the Corporation and the Bank are presented in the following table:

	Actual Capital		**Required Ratios**	
	Amount	Ratio	Minimum Capital Adequacy	Classification as Well Capitalized
As of December 31, 2001				
Total Capital (to Risk Weighted Assets):				
Consolidated	$77,523,117	16.87%	8.00%	10.00%
Bank	$73,183,569	16.04%	8.00%	10.00%
Tier 1 Capital (to Risk Weighted Assets):				
Consolidated	$69,533,164	15.13%	4.00%	6.00%
Bank	$65,209,403	14.29%	4.00%	6.00%
Tier 1 Capital (to Average Assets):				
Consolidated	$69,533,164	9.86%	3.00%	5.00%
Bank	$65,209,403	9.30%	3.00%	5.00%
As of December 31, 2000				
Total Capital (to Risk Weighted Assets):				
Consolidated	$73,325,594	17.31%	8.00%	10.00%
Bank	$68,618,632	16.34%	8.00%	10.00%
Tier 1 Capital (to Risk Weighted Assets):				
Consolidated	$65,613,026	15.49%	4.00%	6.00%
Bank	$60,922,244	14.51%	4.00%	6.00%
Tier 1 Capital (to Average Assets):				
Consolidated	$65,613,026	9.91%	3.00%	5.00%
Bank	$60,922,244	9.25%	3.00%	5.00%

CHEMUNG FINANCIAL CORPORATION OFFICERS

Jan P. Updegraff
President and
Chief Executive Officer

Jane H. Adamy
Vice President and
Corporate Secretary

AUDIT
Norman R. Ward
Senior Vice President
and Auditor

Debra L. Stanton
Assistant Treasurer

BSA, CRA AND COMPLIANCE
Lucimar F. Escudero
Assistant Vice President

HUMAN RESOURCES MANAGEMENT
Linda M. Struble
Senior Vice President

Kimberly L. Lorson
Assistant Vice President

MARKETING MANAGEMENT
Marcia P. Scanlin
Senior Vice President

Ronald E. Allison
Assistant Vice President

Gary A. Southard
Assistant Treasurer

Katherine E. Vail
Assistant Treasurer

FINANCE DIVISION

John R. Battersby, Jr.
Senior Vice President,
CFO and Treasurer

Thomas J. Whitaker
Vice President

Celeste J. Knickerbocker
Assistant Vice President

Joan M. Smith
Assistant Treasurer

LOAN REVIEW AND BANK SECURITY
John E. Kravec
Vice President

TRUST AND INVESTMENT SERVICES DIVISION

Jerome F. Denton
Executive Vice President

TRUST & ESTATE ADMINISTRATION
Elizabeth T. Dalrymple
Vice President and
Senior Trust Officer

Douglas F. Bissonette
Vice President and
Senior Trust Officer

Henry C. Lockwood
Vice President and
Senior Trust Officer

Patti E. Crandell, CFP
Assistant Vice President
and Senior Trust Officer

TRUST OPERATIONS
Yvonne M. Albee
Assistant Vice President

INVESTMENT SERVICES
Thomas W. Wirth
Vice President

Alice J. Dailey
Senior Trust
Investment Officer

Michael D. Blatt
Assistant Vice President

Kirsten A. Vineski
Assistant Vice President

TRUST TAX SERVICES
Sandra J. Martinichio
Assistant Vice President

RETIREMENT SERVICES GROUP
Amy E. Irvine
Vice President

Barbara A. Patton
Assistant Treasurer

CREDIT AND OPERATIONS SERVICES DIVISIONS

James E. Corey III
Executive Vice President

CREDIT DIVISION
Joseph P. Manning
Senior Vice President

Mary Anne Narosky
Assistant Vice President

COMMERCIAL CREDIT DEPARTMENT
Brendan P. McCormick, CFP
Assistant Treasurer

CFS GROUP, INC.
Suzann M. Koehler
Vice President

COMMERCIAL LOAN DEPARTMENT
Richard G. Carr
Vice President

John E. Burke
Vice President

Louis C. DiFabio
Assistant Vice President

Richard W. Carroll
Assistant Treasurer

CONSUMER LOAN DEPARTMENT
Robert T. Cunningham
Vice President

DEALER SERVICES
Daniel R. Donovan
Assistant Vice President

BANK CARDS
John J. Pribulick
Assistant Vice President

HOME EQUITY DEPARTMENT
Carol G. Nolan
Assistant Vice President

RESOURCE RECOVERY
David A. Wakeman
Assistant Vice President

MORTGAGE DEPARTMENT
Janice M. Bennett
Vice President

Gordon S. Shafer
Assistant Vice President

OPERATIONS DIVISION

Thomas C. Karski
Senior Vice President

BANKING TECHNOLOGY
Michael S. Hatlee
Vice President

DEPOSIT OPERATIONS
Joyce W. Murray
Assistant Treasurer

BANK OPERATIONS
Judy L. Barton
Assistant Treasurer

COMPUTER OPERATIONS
Tina M. McGurgan
Assistant Vice President

CORPORATE DEPOSIT SERVICES
Mary L. Mowery
Assistant Treasurer

INFORMATION SECURITY
Nancy W. Schmidt
Assistant Vice President

NETWORK OPERATIONS
Matthew T. Keefe
Assistant Treasurer

BRANCH AND SALES ADMINISTRATION DIVISION

Melinda A. Sartori
Senior Vice President

Deborah A. Adams
Vice President

Michael A. Pragle
Vice President

Audrey Manchester
Vice President
Tri-County Regional
Manager

Alex A. Gilliam
Vice President
Corning Office

James F. Battersby
Assistant Vice President
Waverly Office

Donald E. DeBolt
Assistant Vice President
Bath Office

Marjorie P. Krejcar
Vice President
Chemung Regional Manager

Marianne T. Kalec
Vice President
Main Office

Robert A. Roemmelt, Jr.
Vice President
Horseheads Office

Michael J. Battersby
Assistant Treasurer
Southport Office

Francine M. Cadek
Assistant Treasurer
Arnot Road Office

Jacqueline L. Stevens
Assistant Treasurer
Elmira Heights Office

FACILITIES MANAGEMENT
James D. Ripley
Assistant Vice President

Rose J. Catalano-Ilg, AIA
Assistant Vice President

DIRECTORS

Robert E. Agan
Chairman Emeritus
Hardinge Inc.

David J. Dalrymple
President
Dalrymple Holding Corporation

Robert H. Dalrymple
Secretary
Dalrymple Holding Corporation

Frederick Q. Falck
President
L.M. Trading Company

Stephen M. Lounsberry, III
President
Applied Technology Manufacturing

Thomas K. Meier
President
Elmira College

Ralph H. Meyer
President and Chief Executive Officer
Emeritus, Guthrie Healthcare System

John F. Potter
President
Seneca Beverage Corp.

Charles M. Streeter, Jr.
President
Streeter Associates, Inc.

Richard W. Swan
President
Swan and Sons-Morss Co., Inc.

William A. Tryon
Chairman of the Board and
Chief Executive Officer
Trayer Products, Inc.

William C. Ughetta
Attorney
Retired Senior Vice President
and General Counsel
Corning Incorporated

Jan P. Updegraff
President and Chief Executive Officer
Chemung Canal Trust Company

Nelson Mooers van den Blink
Chairman of the Board,
Chief Executive Officer and Treasurer
The Hilliard Corp.

MAIN OFFICE

One Chemung Canal Plaza
Elmira, NY 14901
607-737-3711
800-836-3711

BRANCH OFFICES:

Arnot Road Office
29 Arnot Road
Horseheads, NY 14814

Bath Office
410 West Morris Street
Bath, NY 14810

Big Flats Office
437 Maple Street
Big Flats, NY 14814

Corning Office
149 West Market Street
Corning, NY 14830

Elmira Heights Office
100 West McCanns Boulevard
Elmira Heights, NY 14903

Horseheads Office
602 South Main Street
Horseheads, NY 14845

Montour Falls Office
303 West Main Street
Montour Falls, NY 14865

Owego Office
203 Main Street
Owego, NY 13827

Painted Post Office
222 North Hamilton Street
Painted Post, NY 14870

Southport Office
951 Pennsylvania Avenue
Elmira, NY 14904

Watkins Glen Office
318 North Franklin Street
Watkins Glen, NY 14891

Waverly Office
405 Chemung Street
Waverly, NY 14892

Westside Office
628 West Church Street
Elmira, NY 14905


Chemung Canal
Trust Company

At the Center of Your Community

www.chemungcanal.com